Exhibit (d)(1)

Execution Copy

AGREEMENT AND PLAN OF MERGER

by and among

OAO SEVERSTAL

and

ESMARK INCORPORATED

Dated

June 25, 2008

ii

iii

Index of Defined Terms

Defined Term	Page

Acquisition Agreement	42
Acquisition Proposal	53
Adverse Recommendation Change	40
Agreement	1
Arrangements	22
Business Day	53
CERCLA	53
CERCLIS	32
Certificates	9
Cleanup	32
Closing	7
Closing Date	7
Code	53
Common Stock	11
Company	1
Company Board of Directors	1
Company Board Recommendation	3
Company Collective Bargaining Agreement	23
Company Disclosure Schedule	12
Company Financial Advisor	34
Company Material Adverse Change	13
Company Material Adverse Effect	13
Company Plans	21
Company SEC Documents	18
Company Stockholder Approval	17
Company Stockholders	1
Company Stockholders Meeting	7
Confidentiality Agreement	41
Continuing Employees	48
Contract	17
Covered Securityholders	22
D&O Insurance	44
Delaware Courts	57
DGCL	1
Dissenting Shares	10
DSU	12
Effective Time	7
Environmental Claim	32
Environmental Laws	32
Environmental Permit	33
Equity Plans	11
ERISA	21
Exchange Act	2
Exon-Florio	17
Financial Statements	18
Financing	46
FMA	34
GAAP	18
Governmental Entity	17
Hazardous Substances	33
HSR Act	17
Intellectual Property	53
Joint Ventures	53
knowledge	53
Law	53
Leased Real Property	28

Index - i

Leases	28
Liens	54
Material Contracts	27
Merger	1
Merger Consideration	9
Minimum Condition	2
MOA Breakage Costs	54
MSC	12
Multiemployer Plan	21
NPL	32
Offer	1
Offer Documents	3
Offer Price	1
Option	11
Option Consideration	11
Order	54
Outside Date	50
Owned Real Property	28
Parent	1
Paying Agent	9
Pending Offer	1
Performance-Based RSU	11
Permitted Liens	54
Person	14
Proxy Statement	8
Purchaser	48
Purchaser Common Stock	8
Real Property	28
Reimbursable Expenses	52
Related Person	54
Release	33
Representatives	40
Restricted Stock Unit	11
Rights	54
Rights Agreement	54
Schedule 14D-9	4
SEC	3
Securities Act	54
Self Insurance Arrangements	33
Shares	1
Software	54
Subsidiary	14
Superior Proposal	41
Surviving Corporation	6
Tax	55
Tax Return	55
Taxing Authority	55
Tender and Support Agreement	1
Termination Fee	52
Time-Based RSU	11
Top-Up Option	6
Top-Up Option Shares	6
Transactions	16
Voting Debt	15
WARN	23

Index - ii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated June 25, 2008, by and among OAO SEVERSTAL, a Russian joint stock company (“Parent”), and ESMARK INCORPORATED, a Delaware corporation (the “Company”).

WHEREAS, Parent, on behalf of Purchaser, has previously commenced a cash tender offer (the “Pending Offer”) to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company, together with the Rights attached thereto or associated therewith (the “Shares”) for $17.00 per Share, net to the seller in cash, subject to any required withholding of Taxes and subject to certain terms and conditions;

WHEREAS, after negotiations between representatives of the parties, Parent, on behalf of Purchaser, has agreed to amend the Pending Offer to provide for the purchase of all of the issued and outstanding Shares (as the Pending Offer is so amended and as it may be amended and supplemented from time to time as permitted by this Agreement, the “Offer”), other than shares of Restricted Stock (as defined in Section 2.4 below) for $19.25 per Share, net to the sellers in cash (such price, or any such higher price per Share as may be paid in the Offer, is referred to herein as the “Offer Price”), subject to any required withholding of Taxes;

WHEREAS, it is proposed that, on the terms and subject to the conditions set forth in this Agreement, following the consummation of the Offer, Purchaser shall merge with and into the Company (the “Merger”), pursuant to which each outstanding Share shall be converted into the right to receive the Offer Price, without interest, except for (i) Shares held by holders who comply with the relevant provisions of the General Corporation Law of the State of Delaware (the “DGCL”) regarding the right of stockholders to dissent from the Merger and require appraisal of their Shares and (ii) Shares held in the treasury of the Company or owned by Parent, Purchaser or any wholly owned Subsidiary of Parent;

WHEREAS, the Board of Directors of the Company (the “Company Board of Directors”) (i) has approved this Agreement, (ii) has determined that the Offer, the Merger and the other Transactions are fair to, advisable and in the best interests of the Company and its stockholders, and (iii) is recommending that the holders of the Shares (the “Company Stockholders”) accept the Offer, tender their Shares into the Offer and adopt this Agreement, in each case, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, each of the Board of Directors of Parent and Purchaser has (i) approved this Agreement and (ii) has determined that the Offer, the Merger and the other transactions contemplated by this Agreement are fair to, advisable and in the best interests of their respective corporations; and

WHEREAS, as an inducement and condition to Parent entering into this Agreement, certain stockholders of the Company are entering into a tender and support agreement with Parent and Purchaser simultaneously with the execution of this Agreement in substantially the form attached hereto as Exhibit A (the “Tender and Support Agreement”), whereby, among other things, such stockholders have agreed, upon the terms and subject to the conditions set forth therein, to tender the Shares held by them in the Offer and support actions necessary to consummate the Merger;

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and subject to the conditions set forth herein, the parties hereto agree as follows:

ARTICLE I

THE OFFER AND MERGER

Section 1.1             The Offer.  (a)  By no later than 9:00 a.m., New York City time, on Friday, June 27, 2008, Parent, on behalf of Purchaser, shall extend the Pending Offer to July 18, 2008.  Provided that this Agreement shall not have been terminated in accordance with Section 8.1 and none of the events or conditions set forth in Annex I hereto shall have occurred and be continuing and not have been waived by Parent or Purchaser, as promptly as reasonably practicable and, in any event, within five (5) Business Days of the date of this Agreement, Parent or the Purchaser shall amend the Pending Offer to reflect the execution of this Agreement and the terms hereof and to purchase for cash all Shares at the Offer Price.  The obligations of the Purchaser to accept for payment and to pay for any Shares validly tendered on or prior to the expiration of the Offer and not properly withdrawn shall be subject to (i) there being validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares which represents a majority of the Shares outstanding on a fully-diluted basis (the “Minimum Condition”) and (ii) the other conditions set forth in Annex I hereto.  Subject to the prior satisfaction or waiver by Parent or the Purchaser of the Minimum Condition and the other conditions of the Offer set forth in Annex I hereto, the Purchaser shall (and Parent shall cause Purchaser to), in accordance with the terms of the Offer, consummate the Offer and accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer promptly after expiration of the Offer, which shall initially be July 18, 2008, provided, however, that (x) if on the initial expiration date of the Offer or on any subsequent scheduled expiration date of the Offer (as extended in accordance with this Agreement), all conditions to the Offer shall not have been satisfied or waived, the Purchaser may, from time to time, in its sole discretion, extend the Offer for such period as the Purchaser may determine, (y) the Purchaser may, in its sole discretion, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer, and (z) the Purchaser may, in its sole discretion, provide a “subsequent offering period” in accordance with Rule 14d-11 under the U.S. Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the “Exchange Act”), provided that, in no event shall the Offer or any “subsequent offering period” extend beyond the Outside Date without the mutual written consent of the Company and Parent.  In addition, the Purchaser may increase the Offer Price and extend the Offer to the extent required by Law in connection with such increase, in each case in its sole discretion and without the Company’s consent.  Notwithstanding anything to the contrary contained in this Agreement, neither Parent nor Purchaser shall, without the prior written consent of the Company (i) change or waive the Minimum Condition, (ii) reduce the Offer Price or decrease the number of Shares sought to be purchased in the Offer, (iii) change the expiration date of the Offer (except to the extent required or permitted pursuant to this Section 1.1(a)), impose any condition to the Offer in addition to the conditions set forth or referred to in this Section 1.1(a) or amend, modify or supplement any of the terms of the Offer in any manner adversely affecting the holders of Shares.

(b)           As promptly as reasonably practicable and, in any event, within five (5) Business Days of the date of this Agreement, Parent or Purchaser shall file with the United States Securities and Exchange Commission (the “SEC”) an amendment to Parent’s Tender Offer Statement on Schedule TO, as amended, and originally filed on May 30, 2008 with respect to the Pending Offer, which amendment shall reflect the execution of this Agreement and the terms hereof and shall include an amended offer to purchase, form of letter of transmittal and form of notice of guaranteed delivery (collectively, together with any amendments and supplements thereto, the “Offer Documents”).  Subject to the Company’s compliance with Section 1.2(b), Parent and the Purchaser shall cause the Offer Documents to be disseminated to holders of Shares as required by applicable U.S. federal securities laws.  Parent and the Purchaser, on the one hand, and the Company, on the other hand, agree to promptly correct any information provided by it for use in the Offer Documents if it shall have become false or misleading in any material respect or as otherwise required by Law.  Parent and the Purchaser further agree to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and disseminated to holders of Shares as required by applicable U.S. federal securities laws.  The Company shall promptly furnish to Parent and Purchaser all information concerning the Company that is required or reasonably requested by Parent or Purchaser in connection with the obligations relating to the Offer Documents contained in this Section 1.1(b).  The Company and its counsel shall be given a reasonable opportunity to review and comment on the Offer Documents before they are filed with the SEC and Parent and Purchaser shall give reasonable and good faith consideration to any comments made by the Company and its counsel.  In addition, Parent and the Purchaser shall provide the Company and its counsel with (i) any comments or communications, whether written or oral, that Parent, the Purchaser or their counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after Parent’s or the Purchaser’s, as the case may be, receipt of such comments, and (ii) a reasonable opportunity to participate in the response of Parent or Purchaser to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with Parent and/or Purchaser or their counsel in any discussions or meetings with the SEC.

Section 1.2             Company Actions.

(a)           The Company hereby consents to the Offer, and represents and warrants that the Company Board of Directors, at a meeting duly called and held, has unanimously (i) approved this Agreement, and deemed this Agreement, the Offer, the Merger and the Transactions advisable, fair to and in the best interests of the Company Stockholders; (ii)

approved and adopted this Agreement and the Transactions, including the Offer and the Merger, in all respects, and, subject to the accuracy of the representation set forth in Section 3.5 of this Agreement, such approval constitutes approval of the Offer, the Merger, this Agreement, the Tender and Support Agreement and the Transactions for purposes of Section 203 of the DGCL; and (iii) subject to Section 5.2(e), resolved to recommend that the Company Stockholders accept the Offer, that the Company Stockholders tender their Shares in the Offer to Purchaser, and that the Company Stockholders adopt this Agreement to the extent required by applicable Law (the “Company Board Recommendation”). The Company consents to the inclusion of the Company Board Recommendation in the Offer Documents, to the extent that no Adverse Recommendation Change shall have occurred in accordance with Section 5.2(e) (it being understood that such consent shall not be deemed to limit the Company Board of Directors rights under Section 5.2). To the knowledge of the Company, as of the date of this Agreement all of the Company’s directors and executive officers intend to tender all Shares beneficially owned by them to Purchaser pursuant to the Offer.

(b)           As promptly as reasonably practicable and, in any event, within five (5) Business Days of the date of this Agreement, the Company shall, in a manner that complies with Rule 14d-9 under the Exchange Act, file with the SEC an amendment to its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”) which shall, subject to the provisions of Section 5.2(d), contain the Company Board Recommendation.  The Company agrees to cause the Schedule 14D-9 to be filed with the SEC and disseminated to holders of Shares as required by and in accordance with applicable U.S. federal securities laws.  The Company, on the one hand, and Parent and the Purchaser, on the other hand, agree to promptly correct any information provided by it for use in the Schedule 14D-9 if it shall have become false or misleading in any material respect or as otherwise required by Law.  The Company agrees to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to holders of the Shares as required by and in accordance with applicable U.S. federal securities laws.  Parent and Purchaser shall promptly furnish to the Company all information concerning Parent and Purchaser that is required or reasonably requested by the Company in connection with the obligations relating to Schedule 14D-9 contained in this Section 1.2(b).  Parent, the Purchaser and their counsel shall be given the reasonable opportunity to review and comment on the Schedule 14D-9 and the Company shall give reasonable and good faith consideration to any comments made by the Parent and Purchaser and their counsel before it is filed with the SEC.  In addition, the Company shall provide Parent, the Purchaser and their counsel with (i) any comments or communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after the Company’s receipt of such comments, and (ii) a reasonable opportunity to participate in the response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.

(c)           In connection with the Offer, the Company shall promptly furnish to the Purchaser mailing labels, security position listings and any available listing or computer file containing the names and addresses of the record holders of the Shares as of a recent date, and shall promptly furnish the Purchaser with such information and assistance (including, but not limited to, lists of holders of the Shares, updated periodically, and their addresses, mailing labels and lists of security positions) as the Purchaser or its agents may reasonably request.

Section 1.3             Directors.

(a)           Promptly upon the acceptance for payment of any Shares by the Purchaser pursuant to the Offer and from time to time thereafter, Parent shall be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company Board of Directors as is equal to the product of the total number of directors on the Company Board of Directors (giving effect to the directors elected or designated by Parent pursuant to this Section 1.3) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser, Parent and any of their affiliates bears to the total number of Shares then outstanding (on a fully-diluted basis) provided that, as long as Parent otherwise has the right to elect or designate a majority of directors on the Company Board of Directors, those individuals designated or elected by the USW Union to serve on the Company Board of Directors shall count as directors designated by Parent for purposes of the foregoing calculation.  The Company shall, upon Parent’s request, use its reasonable best efforts to either promptly increase the size of the Company Board of Directors, or promptly secure the resignations of such number of its incumbent directors, or both, as is necessary to enable Parent’s designees to be so elected or designated to the Company’s Board of Directors, and shall take all actions necessary to cause Parent’s designees to be so elected or designated at such time.  At such time, the Company shall, upon Parent’s request, also cause persons elected or designated by Parent to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of Directors of each committee of the Company Board of Directors.  The Company’s obligations under this Section 1.3 shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.  The Company shall promptly take all actions required pursuant to such Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 1.3, including, but not limited to, mailing to stockholders (together with the Schedule 14D-9) such information as is required by such Section 14(f) and Rule 14f-1 to enable Parent’s designees to be elected or designated to the Company Board of Directors.  Parent or the Purchaser shall supply to the Company in writing and be solely responsible for the information and consents with respect to either of them and their nominees, officers, directors and affiliates to the extent required by such Section 14(f) and Rule 14f-1.  Notwithstanding anything contained in this Section 1.3(a), to the contrary, Parent and Purchaser acknowledge and agree that its designations or elections pursuant to this Section 1.3(a) shall not cause the Company to violate its Certificate of Incorporation, Bylaws or applicable Law, including without limitation, the rules and regulations of the Nasdaq National Market with respect to independence of directors or otherwise.

(b)           Following the election or appointment of Parent’s designees pursuant to Section 1.3(a) and until the Effective Time, the approval of a majority of the directors of the Company then in office who were not designated or appointed by Parent and are not officers, directors or employees of Parent or its Affiliates shall be required to authorize (and such authorization shall constitute the authorization of the Company Board of Directors and no other action on the part of the Company, including any action by any other director of the

Company, shall be required to authorize) (i) any termination of this Agreement by the Company, (ii) any amendment to this Agreement, (iii) any extension of time for performance of any obligation or action hereunder by Parent or Purchaser, any waiver of compliance with any of the agreements or conditions contained herein that are for the benefit of the Company, including, without limitation, those conditions set forth in Section 7.1, (iv) any exercise of the Company’s rights or remedies under this Agreement, (v) any action seeking to enforce any obligation of Parent or Purchaser under this Agreement or (vi) any other action with respect to this Agreement, or any transactions contemplated hereby if such other action would adversely affect, any holders of Shares other than Parent or Purchaser.

Section 1.4             Top-Up Option.

(a)           The Company hereby grants to Parent and Purchaser an irrevocable option (the “Top-Up Option”) to purchase from the Company up to that number of newly issued shares of Company common stock (the “Top-Up Option Shares”) equal to the number of shares of Company common stock that, when added to the Shares owned by Parent and Purchaser immediately following consummation of the Offer, shall constitute one share more than 90% of the Shares outstanding on a fully diluted basis (after giving effect to the issuance of the Top-Up Option Shares) for consideration per Top-Up Option Share equal to the Offer Price.

(b)           The Top-Up Option shall be exercisable only after the purchase of and payment for Shares pursuant to the Offer by Parent or Purchaser as a result of which Parent and Purchaser own beneficially at least 85% of the Shares. The Top-Up Option shall not be exercisable if the number of shares of Company common stock subject thereto exceeds the number of authorized shares of Company common stock available for issuance.

(c)           In the event that Parent or Purchaser wish to exercise the Top-Up Option, Parent and Purchaser shall give the Company one day’s prior written notice specifying the number of shares of Company common stock that are or will be owned by Parent and Purchaser immediately following consummation of the Offer and specifying a place and a time for the closing of the purchase.  The Company shall, as soon as practicable following receipt of such notice, deliver written notice to Purchaser specifying the number of Top-Up Shares.  At the closing of the purchase of the Top-Up Shares, the portion of the purchase price owing upon exercise of the Top-Up Option that equals the product of (i) the number of shares of Company common stock purchased pursuant to the Top-Up Option, multiplied by (ii) the Offer Price, shall be paid to the Company, at the election of Parent and Purchaser, in cash (by wire transfer or cashiers’ check) or by delivery of a promissory note having full recourse to Parent.

Section 1.5             The Merger.  (a)  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, the Company and the Purchaser shall consummate the Merger, pursuant to which (i) the Purchaser shall be merged with and into the Company and the separate corporate existence of the Purchaser shall thereupon cease, (ii) the Company shall be the successor or surviving corporation in the Merger and shall continue to be governed by the Laws of the State of Delaware, and (iii) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger.

The corporation surviving the Merger is sometimes hereinafter referred to as the “Surviving Corporation.”  The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL.

(b)           The Certificate of Incorporation of the Purchaser, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation, except as to the name of the Surviving Corporation, which shall be Severstal Wheeling, Inc., until thereafter amended as provided by Law and such Certificate of Incorporation.

(c)           The Bylaws of the Purchaser, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation, except as to the name of the Surviving Corporation, which shall be Severstal Wheeling, Inc., until thereafter amended as provided by Law, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.

Section 1.6             Effective Time.  Parent, the Purchaser and the Company shall cause the appropriate Certificate of Merger to be executed and filed on the Closing Date with the Secretary of State of the State of Delaware as provided in the DGCL.  The Merger shall become effective on the date and time on which the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or such later time as agreed upon by the parties, such time hereinafter referred to as the “Effective Time.”

Section 1.7             Closing.  The closing of the Merger (the “Closing”) will take place at 10:00 a.m., Pittsburgh time, on a date to be specified by the parties, such date to be no later than the second Business Day after satisfaction or waiver of all of the conditions set forth in Article VII (the “Closing Date”), at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 333 West Wacker Drive, Chicago, Illinois 60606, unless another date or place is agreed to in writing by the parties hereto.

Section 1.8             Directors and Officers of the Surviving Corporation.  The directors of the Purchaser immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Certificate of Incorporation and Bylaws.

Section 1.9             Subsequent Actions.  If at any time after the Effective Time the Surviving Corporation shall determine, in its sole discretion, that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or the Purchaser acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

Section 1.10           Stockholders’ Meeting.  (a)  If required by Law to consummate the Merger, the Company shall in accordance with applicable Law:

(i)    duly call, give notice of, convene and hold a special meeting of its stockholders as soon as reasonably practicable following the acceptance for payment of Shares by the Purchaser pursuant to the Offer (or, if later, following the termination of the subsequent offering period, if any) for the purpose of considering and taking action upon this Agreement (the “Company Stockholders’ Meeting”);

(ii)   prepare and file with the SEC a preliminary proxy or information statement relating to the Merger and this Agreement and use its reasonable best efforts to obtain and furnish the information required to be included by the SEC in the Proxy Statement and, after consultation with Parent, respond promptly to any comments made by the SEC with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement (together with any amendments and supplements thereto, the “Proxy Statement”) to be mailed to its stockholders as soon as reasonably practicable, which Proxy Statement shall include all information required under applicable Law to be furnished to the Company Stockholders in connection with the Merger and the transactions contemplated by this Agreement, and shall include the Company Board Recommendation and the full text of the written opinion described in Section 3.25; and

(iii)  use its reasonable best efforts to solicit from holders of Shares proxies in favor of the Merger and take all actions reasonably necessary or, in the reasonable opinion of the Purchaser, advisable to secure the approval of stockholders required by the DGCL, the Company’s Certificate of Incorporation and any other applicable Law to effect the Merger.

(b)           Subject to Section 5.2(d), the Company shall, through the Company Board of Directors, recommend to the Company Stockholders approval and adoption of this Agreement, including the Merger and the transactions contemplated by this Agreement, and, except as expressly permitted by this Agreement, shall not withdraw, amend or modify in a manner adverse to Parent the Company Board Recommendation.  The Company shall ensure that the Company Stockholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited in connection with the Company Stockholders’ Meeting are solicited in compliance with applicable Law.  Parent agrees that it will vote, or cause to be voted, all of the shares of Company common stock then owned by it, Purchaser or any of Parent’s other Subsidiaries in favor of the approval of this Agreement, the Merger and the transactions contemplated by this Agreement.

Section 1.11           Merger Without Meeting of Stockholders.  Notwithstanding Section 1.10, in the event that Parent, the Purchaser or any other Subsidiary of Parent shall acquire at least 90% of the outstanding Shares, the parties hereto agree to take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

ARTICLE II

CONVERSION OF SECURITIES

Section 2.1             Conversion of Capital Stock.  As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any Shares or the holders of the common stock, par value $0.01 per share, of the Purchaser (the “Purchaser Common Stock”):

(a)           Each outstanding share of Purchaser Common Stock shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

(b)           All Shares that are owned by the Company as treasury stock and any Shares owned by Parent, the Purchaser or any other wholly-owned Subsidiary of Parent shall be cancelled and retired, and no consideration shall be delivered in exchange therefor.

(c)           Each outstanding Share (other than Shares to be cancelled in accordance with Section 2.1(b) and other than Dissenting Shares) shall be converted into the right to receive the Offer Price, payable to the holder thereof in cash, without interest (the “Merger Consideration”), subject to any required withholding of Taxes.  From and after the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and retired, and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such certificate in accordance with Section 2.2, without interest thereon.

Section 2.2             Paying Agent.

(a)           Prior to the Effective Time, Parent shall designate a reputable bank or trust company located in the United States and reasonably acceptable to the Company (as determined by a majority of the directors not designated by Parent) (the “Paying Agent”) for the holders of Shares in connection with the Merger and to receive the funds to which holders of Shares shall become entitled pursuant to Section 2.1(c).  At the Effective Time, Parent shall deposit, or shall cause the Surviving Corporation or one of Parent’s other Subsidiaries to deposit, with the Paying Agent cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid pursuant to Section 2.1(c).  Such funds shall be invested by the Paying Agent as directed by Parent or the Surviving Corporation, pending payment thereof by the Paying Agent to the holders of the Shares.  Earnings from such investments shall be the sole and exclusive property of Parent and the Surviving Corporation, and no part of such earnings shall accrue to the benefit of holders of Shares.

(b)           Promptly after the Effective Time, the Parent or Surviving Corporation shall cause the Paying Agent to  mail to each holder of record of Shares (the “Certificates”), whose Shares were converted pursuant to Section 2.1 into the right to receive the Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent) and (ii) instructions for effecting the surrender of the Certificates in exchange for payment of the Merger Consideration.  Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and executed, the holder of such Certificate shall be entitled to receive and Parent shall cause the Paying Agent to promptly pay to such holder in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate and the Certificate so surrendered shall forthwith be cancelled.  If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (x) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and (y) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such Tax either has been paid or is not required to be paid.  Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed after the Effective Time to represent only the right to receive the Merger Consideration, without interest thereon.

(c)           At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company.  From and after the Effective Time, the holders of Certificates evidencing ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law.  If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

(d)           At any time following twelve months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) made available to the Paying Agent and not disbursed to holders of Certificates, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates, without any interest thereon.  Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e)           If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect thereto pursuant to this Agreement.

(f)            Parent, the Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Parent, the Surviving Corporation or the Paying Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law.  To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Certificates in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent.

Section 2.3             Dissenting Shares.  (a)  Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has complied with Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into a right to receive the Merger Consideration, unless such holder fails to perfect or such holder waives, withdraws or otherwise loses his or her right to appraisal.  A holder of Dissenting Shares shall be entitled to receive payment of the appraised value of such Shares held by such holder in accordance with Section 262 of the DGCL, unless, after the Effective Time, such holder fails to perfect or such holder waives, properly withdraws or otherwise loses such holder’s right to appraisal, in which case such Shares shall be converted into and represent only the right to receive the Merger Consideration, without interest thereon, upon surrender of the Certificate or Certificates representing such Shares pursuant to Section 2.2.

(b)           The Company shall give Parent (i) prompt notice of any written demands for appraisal of any Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL.  Except with the prior written consent of Parent, the Company shall not make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for appraisal.

Section 2.4             Company Equity Plans.

(a)           Effective not later than immediately prior to the Effective Time, the Company shall terminate any and all equity compensation plans pursuant to which awards were granted to employees or directors of or other service providers to the Company or its Subsidiaries (collectively, the “Equity Plans”).  At the Effective Time, each option to purchase shares of common stock of the Company, par value $0.01 per share (the “Common Stock”) granted under the Equity Plans (each, an “Option”) that is outstanding and unexercised immediately prior thereto shall become fully vested as of the Effective Time, and the Company shall take all action necessary to cause, by virtue of the Merger and without any action on the part of any holder of any Option, each Option to be cancelled and converted into the right to receive from the Surviving Corporation immediately after the Effective Time a cash payment (without interest) equal to the product of (i) the excess, if any, of (x) the Offer Price over (y) the per share exercise price of such Option, and (ii) the number of shares subject to such Option as of the Effective Time (the, “Option Consideration”).  As of the Effective Time, all Options, whether or not vested or exercisable, shall no longer be outstanding and shall automatically cease to exist, and each holder of an Option shall cease to have any rights with respect thereto, except the right to receive the Option Consideration.

(b)           At the Effective Time, each restricted stock unit award evidencing the right to receive shares of Common Stock granted under the Equity Plans that vests based solely on the passage of time (each, a “Time-Based RSU”) that is outstanding immediately prior thereto shall become fully vested as of the Effective Time, and the Company shall take all action necessary to cause, by virtue of the Merger and without any action on the part of any holder of any Time-Based RSU, such Time-Based RSU to be cancelled and converted into the right to receive from the Surviving Corporation immediately after the Effective Time the Merger Consideration.

(c)           At the Effective Time, each restricted stock unit award evidencing the right to receive shares of Common Stock granted under the Equity Plans that vests based on the attainment of performance goals (each, a “Performance-Based RSU” and together with the Time-Based RSU, a “Restricted Stock Unit”) that is outstanding immediately prior thereto shall become fully vested as to the maximum number of shares of Common Stock payable under the award as of the Effective Time, and the Company shall take all action necessary to cause, by virtue of the Merger and without any action on the part of any holder of any Performance-Based RSU, such Performance-Based RSU to be cancelled and converted into the right to receive from the Surviving Corporation immediately after the Effective Time the Merger Consideration in respect of the maximum number of shares of Common Stock payable under the award as of the Effective Time.

(d)           At the Effective Time, each deferred stock unit award evidencing the right to receive shares of Common Stock granted under the Equity Plans that is payable on future event or events (each a “DSU”) that is outstanding immediately prior thereto shall become payable as of the Effective Time, and the Company shall take all action necessary to cause, by virtue of the Merger and without any action on the part of any holder of any DSU, each DSU to be cancelled and converted into the right to receive from the Surviving Corporation immediately after the Effective Time, the Merger Consideration.

(e)           Purchaser shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to Section 2.4(a)-(d) to any holder of Options, Restricted Stock Units or DSUs such amounts as the Company is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law.  To the extent that amounts are so deducted and withheld by Purchaser, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Options, Restricted Stock Units and/or DSUs in respect of which such deduction and withholding was made by Purchaser.  At Purchaser’s election, amounts payable pursuant to Section 2.4(a)-(d) may be paid to the Surviving Corporation, which shall pay such amounts net of such withholding and pay such withholding over to the appropriate Taxing Authority.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule attached hereto (the “Company Disclosure Schedule”), provided, however, that a matter disclosed with respect to one representation or warranty shall also be deemed to be disclosed with respect to each other representation or warranty to which the matter disclosed reasonably relates, but only to the extent such relationship is reasonably apparent on the face of the disclosure contained in the Company Disclosure Schedule with respect to such matter, the Company represents and warrants to Parent and the Purchaser as set forth below; provided, further, that with respect to any representations and warranties made as to the Joint Ventures (other than Mountain State Carbon, LLC (“MSC”) except to the extent expressly so qualified below), such representations and warranties shall be deemed qualified by knowledge:

Section 3.1             Organization.

(a)      Except as set forth on Section 3.1(a) of the Company Disclosure Schedule, each of the Company and its Subsidiaries is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has full power and authority, corporate or otherwise, to own, lease and operate its properties and to carry on its business as it is now being conducted.

(b)      Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation and in good standing in each jurisdiction where such qualification or licensing is necessary, except where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As used in this Agreement, “Company Material Adverse Change” or “Company Material Adverse Effect” means any effect, change, development, event or circumstance that, considered together with all other effects, changes, developments, events or circumstances, is or would reasonably be expected to be or to become materially adverse to, or has or would reasonably be expected to have a material adverse effect on, (i) the business, condition (financial or otherwise), assets (tangible or intangible), liabilities (fixed, contingent or otherwise), operations of the Company and its Subsidiaries, taken as a whole, (ii) the ability of the Company to consummate the Transactions or to perform any of its obligations under this Agreement, (iii) Parent’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Purchaser or the Surviving Corporation, or (iv) the rights of Parent or Purchaser under this Agreement relating to the Offer, the Merger or any of the other Transactions; provided, however, that in no event shall any of the following, either alone or in combination, be deemed to constitute, a Company Material Adverse Change or Company Material Adverse Effect: (1) changes in conditions in the United States or global economy or capital or financial markets generally; (2) any effect, change, development, event or circumstance caused by the announcement, pendency or performance of this Agreement, or the consummation of the Transactions in accordance with the terms hereof; (3) any change in the trading prices or trading volume of the Shares ( provided that the exception in this clause (3) shall not prevent or otherwise affect a determination that any effect, change, development, event or circumstance underlying such change has resulted in, or contributed to, a Company Material Adverse Effect); (4) liquidity constraints resulting from increased market costs for required raw materials (provided that the exception in this clause (4) shall not prevent or otherwise affect a determination that any effect, change, development, event or circumstance underlying such change has resulted in, or contributed to, a Company Material Adverse Effect); (5) delay in filing any periodic report with the SEC; (6) any delisting proceeding by the NASDAQ Stock Market as a result of the failure to file a periodic report; provided that the Company shall not be delisted; (7) a going concern qualification in connection with the Company’s 2007 Form 10-K when filed; (8) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism; (9) earthquakes, hurricanes, floods or other natural disasters; (10) any change in the composition of the Company Board of Directors pursuant to Section 1.3(a); (11) the filing of or any judgment, order, ruling, decree, verdict, settlement or compromise arising from or relating to the claims made in the lawsuit styled ArcelorMittal USA Inc., ISG Acquisition Inc., Mittal Steel USA-Venture, Inc., ISG Technologies Inc. and Mittal Steel USA-Railways, Inc. v. Esmark Incorporated, E2 Acquisition Corporation, and BIP Acquisition Sub, Inc., No. 601403/08 (Sup. Ct. N.Y.); or (12) any default under the Indentures, each dated August 1, 2003, between Wheeling-Pittsburgh Steel Corporation and the Bank of New York Trust Company, N.A. as successor to Bank One, N.A., as Trustee, for failure to furnish the holders of the notes issued thereunder with financial or other information required to be provided thereunder or any failure to file such information with the SEC; provided, further, that with respect to clauses (1), (8) and (9), such effect, change, development, event or circumstance does not have a materially disproportionate and adverse effect on the Company and its Subsidiaries, taken as a whole, in the industry in which the Company and its Subsidiaries operate; provided, further, that any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period shall not, in and of itself, constitute a Company Material Adverse Effect.

(c)      The Company has heretofore made available to Parent complete and correct copies of the Certificate of Incorporation and Bylaws of the Company and of the organizational or governing documents of each Subsidiary of the Company as presently in effect.

Section 3.2             Subsidiaries and Affiliates. Section 3.2 of the Company Disclosure Schedule sets forth the name together with the jurisdiction of incorporation or organization of each Subsidiary of the Company. Other than with respect to the Subsidiaries of the Company and as set forth in Section 3.2 of the Company Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock or other equity securities of any Person or have any direct or indirect equity or ownership interest in any Person or business. As used in this Agreement the term “Subsidiary” means with respect to any party, any corporation, partnership, limited liability company or other organization or entity, whether incorporated or unincorporated, of which (i) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries or (ii) such party or any other Subsidiary of such party is a general partner (excluding any such partnership where such party or any Subsidiary of such party does not have a majority of the voting interest in such partnership); and the term “Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

Section 3.3             Capitalization. (a)  The authorized capital stock of the Company consists of (i) 100,000,000 shares of Common Stock, and (ii) 25,000,000 shares of preferred stock, par value $0.001 per share.  As of the date of this Agreement, (i) 39,510,321 shares of Common Stock are issued and outstanding (excluding shares of Common Stock held by the Company in its treasury), (ii) 1,000,000 shares of preferred stock have been reserved for issuance upon exercise under the Rights Agreement between the Company and Computershare Trust Company, N.A., dated June 13, 2008, (iii) a total of 3,486,340 shares of Common Stock are reserved for issuance under Equity Plans, of which (A) a total of 40,578 shares of Common Stock subject to Options which are vested and exercisable, (B) a total of 758,746 of such shares of Common Stock are subject to Restricted Stock Unit awards and (C) a total of 45,597 of such shares of Common Stock are subject to DSU awards, (iv) a total of 2,300,129 shares of Common Stock are available for future grant under the Equity Plans and (v) up to 1,659,420 shares of Common Stock are issuable to a trust as provided in Section 5.1(e).  There are no shares of Common Stock subject to restricted stock awards. All of the outstanding shares of the Company’s Common Stock are, and all shares that may be issued pursuant to the exercise of outstanding Options will be, duly authorized, validly issued, fully paid and non-assessable. There is no indebtedness having general voting rights (or convertible into securities having such rights) (“Voting Debt”) of the Company or any of its Subsidiaries issued and outstanding. Except as disclosed in this Section 3.3 or as set forth in Section 3.3(a) of the Company Disclosure Schedule, (i) there are no existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, restricted stock awards, restricted stock unit awards, agreements, arrangements, understandings or commitments of any kind relating to the issued or unissued capital stock of, or other equity interests in, the Company or any of its Subsidiaries obligating the Company or any of its Subsidiaries to issue, transfer, register or sell or cause to be issued, transferred, registered or sold any shares of capital stock or Voting Debt of, or other equity interest in, the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests or other securities, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other right, restricted stock award, restricted stock unit award, agreement, arrangement, understanding or commitment, and (ii) there are no outstanding agreements, arrangements, understandings or commitments of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or the capital stock of the Company or any capital stock or other equity interests in any of the Company’s Subsidiaries or any Person or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. There are no outstanding or authorized stock appreciation, phantom stock (other than the Restricted Stock Units disclosed in this Section 3.3 or as set forth in Section 3.3(a) of the Company Disclosure Schedule), profit participation or other similar rights with respect to the Company or any of its Subsidiaries. Each of the outstanding shares of capital stock of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and free of preemptive or similar rights, all such shares are owned by the Company or another wholly-owned Subsidiary of the Company and are owned free and clear of any limitations in voting rights or other Liens of any nature whatsoever, other than Permitted Liens.

(b)           Section 3.3(b)(i) of the Company Disclosure Schedule sets forth, with respect to each Option outstanding as of the date of this Agreement, (i) the number of Shares issuable therefor, (ii) the purchase price payable therefor upon the exercise of each such Option, (iii) the date on which such Option was granted, (iv) the Equity Plan under which such Option was granted and whether such Option is an “incentive stock option” (as defined in Section 422 of the Code) or a nonqualified stock option, (v) for each Option, whether such Option is held by a Person who is not an employee of the Company, (vi) the extent to which such Option is vested and exercisable as of the date of this Agreement and the extent of acceleration as a result, either alone, or together with another event or occurrence, of the transactions contemplated by this Agreement and (vii) the date on which such Option expires. All of the Options have been granted solely to employees, consultants (who are individuals) or directors of the Company in the ordinary course of business consistent with past practice. All Options granted under the Equity Plans have been granted pursuant to option award agreements in substantially the form made available to Parent. The per Share exercise price of each Option is not (and is not deemed to be) less than the fair market value of a Share as of the date of grant of such Option. All grants of Options were validly issued and properly approved by the Company Board of Directors (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws and recorded on the Financial Statements in accordance with GAAP, and no such grants involved any “back dating,” “forward dating,” “spring loading” or similar practices with respect to such grants. Section 3.3(b)(ii) of the Company Disclosure Schedule sets forth, with respect to each Restricted Stock Unit award outstanding as of the date of this Agreement, (i) the number of target Shares subject to the award, (ii) the date on which such Restricted Stock Unit was granted, (iii) the Equity Plan under which such Restricted Stock Unit was granted, (iv) for each Restricted Stock Unit award, whether such Restricted Stock Unit is held by a Person who is not an employee of the Company, and (v) the extent to which such Restricted Stock Unit is vested as of the date of this Agreement and the extent of acceleration as a result, either alone, or together with another event or occurrence, of the transactions contemplated by this Agreement. All Restricted Stock Unit awards granted under the Equity Plans have been granted pursuant to restricted stock unit award agreement(s) in substantially the form made available to Parent or pursuant to employment agreements entered into by and between the Company and/or its Subsidiaries and the recipient of such Restricted Stock Unit prior to the date hereof. Section 3.3(b)(iii) of the Company Disclosure Schedule sets forth, with respect to each DSU award outstanding as of the date of this Agreement, (i) the number of target Shares subject to the award, (ii) the date on which such DSU was granted, (iii) the Equity Plan under which such DSU was granted, (iv) for each DSU award, whether such DSU is held by a Person who is not an employee of the Company, and (v) the extent to which such DSU is vested as of the date of this Agreement and the extent of acceleration as a result, either alone, or together with another event or occurrence, of the transactions contemplated by this Agreement. All DSU awards granted under the Non-Employee Director Deferred Compensation Plan have been granted pursuant to DSU award agreement(s) in substantially the form made available to Parent.

(c)           Except as disclosed in Section 3.3(c) of the Company Disclosure Schedule, there are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party relating to the voting or disposition of any shares of the capital stock of the Company, or granting to any person or group of persons the right to elect, or to designate or nominate for election, a director to the board of directors of the Company.

(d)           All dividends or distributions on securities of the Company or any of its Subsidiaries that have been declared or authorized have been paid in full.

Section 3.4             Authorization; Validity of Agreement; Company Action. Except as set forth in Section 3.4 of the Company Disclosure Schedule, the Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions provided for or contemplated by this Agreement, including, but not limited to, the Offer and the Merger (collectively, the “Transactions”). The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly and validly authorized by the Company Board of Directors, and subject to obtaining Company Stockholder Approval, if required by applicable Law, no other corporate proceeding on the part of the Company or any of its Subsidiaries is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions other than, with respect to the Merger, the Company Stockholder Approval if required by applicable Law. This Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery of this Agreement by Parent and the Purchaser, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors’ rights generally and to general principles of equity.

Section 3.5             Board Approvals. The Company Board of Directors, at a meeting duly called and held, has unanimously (i) determined that each of the Agreement, the Offer and the Merger are advisable and fair to and in the best interests of the stockholders of the Company, (ii) duly and validly approved, adopted and declared advisable this Agreement and the Transactions and taken all other corporate action required to be taken by the Company Board of Directors to authorize the consummation of the Transactions, and (iii) resolved to recommend, subject to Section 5.2, that the stockholders of the Company accept the Offer, tender their Shares to the Purchaser pursuant to the Offer, and approve and adopt this Agreement and the Merger, and none of the aforesaid actions by the Company Board of Directors has been amended, rescinded or modified, except as provided in Section 5.2. The action taken by the Company Board of Directors constitutes approval of the Transactions (including each of the Offer and the Merger) by the Company Board of Directors under Section 203 of the DGCL, and no other state takeover statute or similar statute or regulation in any jurisdiction in which the Company does business is applicable to the Transactions (including each of the Offer and the Merger).

Section 3.6             Required Vote. The affirmative vote of the holders of a majority of the outstanding Shares (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve the Merger and adopt this Agreement.

Section 3.7             Consents and Approvals; No Violations. Except as set forth in Section 3.7 of the Company Disclosure Schedule, none of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Transactions or compliance by the Company with any of the provisions of this Agreement will (i) conflict with or result in any breach of any provision of the Certificate of Incorporation or Bylaws of the Company or the equivalent organizational documents of any of the Company’s Subsidiaries and MSC, (ii) require any filing by the Company or any of its Subsidiaries with, or permit, authorization, consent or approval of, any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, whether local, state, federal or foreign (a “Governmental Entity”), except for (A) compliance with any applicable requirements of the Exchange Act, (B) any filings as may be required under the DGCL in connection with the Merger, (C) the filing with the SEC and the NASDAQ Stock Market of (1) the Schedule 14D-9 and (2) a Proxy Statement if stockholder approval of the Merger is required by Law, (D) any filings in connection with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or under the antitrust or competition Laws of applicable European Union or other foreign jurisdictions, and (E) any filings that may be required by the Exon-Florio Amendment to the Defense Production Act of 1950, as amended by the Foreign Investment and National Security Act of 2007 (“Exon-Florio”) (iii) result in a violation or breach of or the loss of any benefit under, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, consent, amendment, cancellation or acceleration) under, or result in the creation of any Lien on the assets and properties of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, lien, indenture, lease, sublease, license, contract, agreement, arrangement or understanding or other instrument or obligation (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound or (iv) assuming that all consents, approvals, authorizations and other actions described in subsection (ii) have been obtained and all filings and obligations in subsection (ii) have been made or complied with, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, except in the case of clauses (ii) or (iii) where (x) any failure to obtain such permits, authorizations, consents or approvals, (y) any failure to make such filings, or (z) any such violations, breaches, defaults or Liens would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.8             Company SEC Documents and Financial Statements.

(a)           Except as set forth in Section 3.8(a) of the Company Disclosure Schedule, since November 27, 2007, the Company has and from January 1, 2005 until November 27, 2007, Wheeling-Pittsburgh Corporation has timely filed with the SEC all forms, reports, schedules, statements, exhibits and other documents required by it to be filed under the Exchange Act or the Securities Act (collectively, the “Company SEC Documents”). None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act. As of its filing date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Company SEC Document fully complied with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. As of its filing date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Company SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective prior to the date of this Agreement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made in light of the circumstances under which they were made, not misleading. All of the audited financial statements and unaudited interim financial statements of the Company included in the Company SEC Documents (collectively, the “Financial Statements”) filed prior to the date of this Agreement (i) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted under Form 10-Q of the Exchange Act) and (iii) fairly present in all material respects the financial position and the consolidated results of operations and cash flows (subject, in the case of unaudited interim financial statements, to normal and recurring year-end adjustments) of the Company and its consolidated Subsidiaries as of the times and for the periods referred to therein.

(b)           Except as set forth in Section 3.8(b) of the Company’s Disclosure Schedule, the Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the applicable listing and governance rules and regulations of the NASDAQ Stock Market.

(c)           To the extent required by applicable Law, the Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) to provide reasonable assurances (i) that the Company maintains records that in reasonable detail accurately and fairly reflect its transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (iii) that receipts and expenditures are executed only in accordance with authorizations of management and the Board of Directors and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements. To the extent required by applicable Law, the Company has evaluated the effectiveness of internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. The Company has disclosed, based on the most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Board of Directors (and made available to Parent a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Except as disclosed in the Company SEC Documents or in Section 3.8(c) of the Company Disclosure Schedule, the Company has not identified any material weaknesses in the design or operation of the Company’s internal control over financial reporting.

(d)           The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports.

(e)           Except as set forth in Section 3.8(e) of the Company Disclosure Schedule, to the knowledge of the Company, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations (other than customary internal audit reviews) pending or threatened in each case regarding any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any director or executive officer of the Company or any of its Subsidiaries. Since November 27, 2007, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel or similar legal officer, the Board or any committee thereof.

(f)            Each of the principal executive officer of the Company and the principal financial officer of the Company (or to the Company’s knowledge, each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act of 2002. The Company does not have, and has not arranged any, outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act of 2002.

(g)           Except as set forth in Section 3.8(g) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s published financial statements or other Company SEC Documents.

Section 3.9             Absence of Certain Changes. Except as specifically contemplated by this Agreement or as set forth in Section 3.9 of the Company Disclosure Schedule or in the Company SEC Documents, from December 31, 2007 until the date of this Agreement (a) the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practice, (b) neither the Company nor any of its Subsidiaries has suffered, individually or in the aggregate, a Company Material Adverse Change, and (c) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.1.

Section 3.10           No Undisclosed Liabilities. None of the Company, any of its Subsidiaries or any Joint Venture has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise, whether known or unknown) required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto or, in the case of any Joint Venture whose financial results are equity accounted by the Company, on a consolidated balance sheet of such Joint Venture prepared in accordance with GAAP or the notes thereto, except liabilities (i) as and to the extent reflected or reserved against on the most recent balance sheet (including the notes thereto) included in the Financial Statements or as set forth in Section 3.10(i) of the Company Disclosure Schedule or (ii) with respect to the Company and its Subsidiaries, and to the knowledge of the Company, MSC, incurred after the date of such balance sheet in the ordinary course of business consistent with past practice that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.11           Litigation; Orders. Except as set forth in Section 3.11 of the Company Disclosure Schedule, there is no suit, claim, action, charge, proceeding, including, without limitation, arbitration proceeding or alternative dispute resolution proceeding, or investigation pending or, to the knowledge of the Company, threatened against, affecting or naming as a party thereto the Company or any of its Subsidiaries that could, individually or in the aggregate, reasonably be expected to (i) have a Company Material Adverse Effect or (ii) materially delay the consummation of the Transactions. Except as set forth on Section 3.11 of the Company Disclosure Schedule, no judgment, decree, injunction, rule or order of any Governmental Entity is outstanding against the Company or any of its Subsidiaries or any of their respective properties or assets that could, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.12           Employee Benefit Plans; ERISA.

(a)           Section 3.12(a) of the Company Disclosure Schedule sets forth a correct and complete list of: (i) all “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and (ii) all employment or other compensation agreements, or bonus or other incentive compensation, stock purchase, equity or equity-based compensation, deferred compensation, change in control, severance, pension benefit, welfare benefit, sick leave, vacation, salary continuation, health, life insurance, educational assistance and other employee benefit plans, policies, agreements or arrangements (x) which are applicable to current or former employees, individual consultants or directors of the Company or any of its Subsidiaries, (y) with respect to which the Company or any of its Subsidiaries has any obligation or liability, contingent or otherwise, or (z) for which the Company or any of its Subsidiaries could incur liability under the Code or ERISA, including Section 4069 or 4212(c) of ERISA (collectively, the “Company Plans”). Section 3.12(a) of the Company Disclosure Schedule separately sets forth each Company Plan which is subject to Title IV of ERISA and each “multiemployer plan”, as defined in Section 3(37) of ERISA to which the Company or a Subsidiary contributes (a “Multiemployer Plan”), or is or has been subject to Sections 4063 or 4064 of ERISA.

(b)           Correct and complete copies of the following documents with respect to each of the Company Plans (other than a Multiemployer Plan) have been delivered or made available to Parent by the Company to the extent applicable: (i) any plans and related trust documents, insurance Contracts or other funding arrangements, and all amendments thereto; (ii) the most recent Forms 5500 and all schedules thereto, (iii) the most recent actuarial report, if any; (iv) the most recent Internal Revenue Service determination letter; (v) the most recent summary plan descriptions; and (vi) written summaries of all non-written Company Plans. Neither the Company nor any of its Subsidiaries has any commitment (I) to create, incur liability with respect to or cause to exist, any other employee benefit plan, program or arrangement, (II) to enter into any contract or agreement to provide compensation or benefits to any individual or (III) to modify, change or terminate any Company Plan, other than with respect to a modification, change or termination required by applicable Law.

(c)           Company Plans have been maintained, in all material respects, in accordance with their terms and with all applicable provisions of ERISA, the Code and other Law. To the extent any representation in this Section 3.12 applies to a Multiemployer Plan, such representation is only made to the extent of the knowledge of the Company.

(d)           Company Plans intended to qualify under Section 401 or other tax-favored treatment under of Subchapter B of Chapter 1 of Subtitle A of the Code are so qualified, and any trusts intended to be exempt from federal income taxation under the Code are so exempt and such Company Plans have received a favorable determination letter from the IRS to that effect. Nothing has occurred with respect to the operation or terms of the Company Plans referred to in this subsection that could cause the loss of such qualification or exemption, or the imposition of any material liability, penalty or tax under ERISA or the Code.

(e)           All contributions required to have been made by the Company or any of its Subsidiaries (without regard to any waivers granted under Section 412 of the Code), have been timely made, and no accumulated funding deficiencies exist in any of the Company Plans subject to Title IV of ERISA or Section 412 of the Code. Neither the Company nor any of its Subsidiaries has incurred any liability under, arising out of or by operation of Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course), including any liability in connection with (i) the termination or reorganization of any employee benefit plan subject to Title IV of ERISA or (ii) the withdrawal from any Multiemployer Plan, and no fact or event exists that could give rise to any such liability. Under each Company Plan which is a single employer pension plan, as of the last day of the most recent plan year ended prior to the date of this Agreement, the actuarially determined present value of all “benefit liabilities”, within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such Company Plan’s most recent actuarial valuation), did not exceed the then current value of the assets of such Company Plan, and there has been no material change in the financial condition of such Company Plan since the last day of the most recent plan year.

(f)            There are no pending material actions, claims or lawsuits arising from or relating to the Company Plans (other than routine benefit claims), nor does Company have any knowledge of facts that could form the basis for any such material claim or lawsuit.

(g)           Except as set forth in Section 3.12(g) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment becoming due to any employee, (ii) increase any benefits otherwise payable under any Company Plan, (iii) result in the acceleration of the time of payment or vesting of any such benefits under any Company Plan, (iv) require any contributions or payments to fund any obligations under any Company Plan or (v) limit or restrict the right of the Company or any of its Subsidiaries or, after the consummation of the transactions contemplated hereby, the Parent, to merge, amend or terminate any of the Company Plans.

(h)           The parties acknowledge that certain payments have been made or are to be made and certain benefits have been granted or are to be granted according to employment compensation, severance and other employee benefit plans of the Company and its Subsidiaries, including the Company Plans (collectively, the “Arrangements”) to certain holders of Company common stock and other securities of the Company (the “Covered Securityholders”).  The Company represents and warrants that all such amounts payable under the Arrangements (i) are being paid or granted as compensation for past services performed, future services to be performed, or future services to be refrained from performing, by the Covered Securityholders (and matters incidental thereto) and (ii) are not calculated based on the number of Shares tendered or to be tendered into the Offer by the applicable Covered Securityholder.  The Company also represents and warrants that (i) the adoption, approval, amendment or modification of each Arrangement since the discussions relating to the transactions contemplated hereby between the Company and Parent began has been approved as an employment compensation, severance or other employee benefit arrangement solely by independent directors of the Company in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto and (ii) the “safe harbor” provided pursuant to Rule 14d-10(d)(2) is otherwise applicable thereto as a result of the taking prior to the execution of this Agreement of all necessary actions by the Company Board of Directors, the Compensation Committee of the Company Board of Directors or its independent directors.  A true and complete copy of any resolutions of any committee of the Company Board of Directors reflecting any approvals and actions referred to in the preceding sentence and taken prior to the date of this Agreement has been provided to Parent prior to the execution of this Agreement.

(i)            Any individual who performs services for the Company or any of its Subsidiaries (other than through a Contract with an organization other than such individual) and who is not treated as an employee of the Company or any of its Subsidiaries for U.S. federal income tax purposes by the Company is not an employee for such purposes.

(j)            Except as set forth on Section 3.12(j) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to a collective bargaining or other labor union Contract applicable to Persons employed by the Company or any of its Subsidiaries (each a “Company Collective Bargaining Agreement”). As of the date of this Agreement, except as set forth on Section 3.12(j) of the Company Disclosure Schedule, no collective bargaining agreement or other labor union contract is being negotiated or renegotiated the Company or any of its Subsidiaries with respect to persons employed by the Company or any of its Subsidiaries, and there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit which could affect the Company or any of its Subsidiaries.

(k)           Except as set forth in Section 3.12(k) of the Company Disclosure Schedule, there are no (i) strikes, work stoppages, slowdowns, lockouts or arbitrations, (ii) material grievances or other labor disputes pending or, to the knowledge of the Company or any of its Subsidiaries, threatened against or involving the Company or any of its Subsidiaries involving any employee of the Company or any of its Subsidiaries or (iii) complaints, charges or claims against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened that could be brought or filed with any Governmental Authority or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment or failure to employ by the Company or any of its Subsidiaries, of any individual. Except as set forth in Section 3.12(k) of the Company Disclosure Schedule, there are no unfair labor practice charges pending or, to the knowledge of the Company, threatened by or on behalf of any employee or former employee of the Company or any of its Subsidiaries.

(l)            The Company and its Subsidiaries are in compliance with all Laws relating to the employment of labor, including all such Law relating to wages, hours, the Worker Adjustment and Retraining Notification Act and any similar state or local “mass layoff” or “plant closing” law (“WARN”), collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security taxes and any similar tax, except for immaterial non-compliance. Except as set forth in Section 3.12(l) of the Company Disclosure Schedule, there will not have been any “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company or any of its Subsidiaries within the six (6) months prior to the Closing.

(m)          Except as set forth in Section 3.12(m) of the Company Disclosure Schedule, none of the Company Plans in effect immediately prior to the Closing, individually or collectively, could give rise to the payment of any amount which would not be deductible by reason of Section 162(m) or Section 280G of the Code or would be subject to a Tax under Section 4999 of the Code.

Section 3.13           Taxes. Except as set forth in Section 3.13 of the Company Disclosure Schedule:

(a)           (i) Each of the Company and its Subsidiaries has timely filed or has had timely filed on its behalf (after giving affect to any properly obtained extension) all material Tax Returns required to be filed by or with respect to it on or before the Closing Date, and each such Tax Return has been prepared in compliance with all applicable Laws in all material respects and is true, correct and complete in all material respects; (ii) each of the Company and its Subsidiaries has paid all material Taxes due (whether or not shown as due on any Tax Return) except such Taxes as are currently being contested in good faith and for which adequate reserves, as applicable, have been established in the Financial Statements in accordance with GAAP; and (iii) neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes subsequent to the date of such most recent Financial Statements other than in the ordinary course of business; and (iv) the unpaid Taxes of the Company and its Subsidiaries (A) did not, as of the most recent financial month end, exceed the reserve for Tax liability (disregarding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet (disregarding any notes thereto) and (B) will not exceed that reserve as adjusted for operations and transactions through the Closing Date in accordance with past custom and practice of the Company and its Subsidiaries in filing their Tax Returns.

(b)           (i) No Tax Return of the Company or any of its Subsidiaries is currently under audit or examination by, or the subject of any administrative or court proceeding involving, any Taxing Authority, and no written notice of such an audit, examination, or administrative or court proceeding or any other audit, examination or administrative or court proceeding with respect to Taxes has been received by the Company or any of its Subsidiaries (ii) no material deficiencies for Taxes have been claimed, proposed, assessed or threatened in writing against the Company or any of its Subsidiaries by any Taxing Authority that have not been settled, withdrawn or paid in full; (iii) there are no liens for Taxes upon the assets of the Company or any of its Subsidiaries except Permitted Liens; (iv) all material Taxes which the Company or any of its Subsidiaries is required by Law to withhold or to collect for payment have been duly withheld and collected and any such amounts that are required to be remitted to any Taxing Authority have been duly and timely remitted; (v) neither the Company nor any of its Subsidiaries has consented to extend the time in which any material amount of Tax may be assessed or collected by any Taxing Authority; (vi) no written claim has been received by the Company or its Subsidiaries within the last three years from any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation in that jurisdiction that could give rise to material Taxes, and the Company is not aware of any Tax Return filing requirement that is not being complied with; and (vii) no power of attorney that would be in force after the Closing Date has been granted by the Company or any of its Subsidiaries with respect to any material Taxes that cannot be revoked by the Company or its Subsidiaries prior to the Closing.

(c)           The Company has made available to Parent and Purchaser true, correct and complete copies of (i) all income and franchise Tax Returns, and all other material Tax Returns, filed by the Company or any of its Subsidiaries with a Taxing Authority for the last (3) taxable years and (ii) all material examination reports and statements of deficiencies assessed against and received by or agreed to by the Company or any of its Subsidiaries during the last three (3) taxable years.

(d)           With the exception of the affiliated group of which the Company is the parent within the meaning of Section 1504 of the Code, neither the Company nor any of its Subsidiaries (i) is or has ever been a member of an affiliated group filing a consolidated federal income Tax Return, (ii) is a party to or bound by any Tax allocation, sharing or indemnification agreement or other similar arrangement with any Person that may involve a material amount of Taxes, and (iii) has any material liability for the Taxes of any Person (other than the Company and its Subsidiaries) under Treas. Reg. §1.1502-6 (or any similar provision of Law), as a transferee or successor, by contract, or otherwise.

(e)           Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock purported to or intended to be governed by Section 355 or Section 361 of the Code.

(f)            Neither the Company nor any of its Subsidiaries has participated in, or is currently participating in, a “reportable transaction” within the meaning of Treas. Reg. § 1.6011-4(b) or any transaction requiring disclosure under a corresponding or similar provision of state, local or foreign Law.

(g)           The Company is not now nor has it ever been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h)           There are no Tax rulings, requests for rulings, applications for change in accounting methods or closing agreements that could reasonably be expected to materially and adversely affect the liabilities of the Company or any of its Subsidiaries for Taxes for any period after the Effective Time.

(i)           Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; or (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) executed on or prior to the Closing Date.

Section 3.14           Material Contracts.

(a)           Except as disclosed in Section 3.14(a) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries nor, to the Company’s knowledge, any other party, is in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any Material Contract, except for such defaults which would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect; and, to the knowledge of the Company, there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default other than such events which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each of the Material Contracts is in full force and effect and is enforceable by the Company and its Subsidiaries in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditor’s rights generally and to general principles of equity. To the Company’s knowledge, neither the Company nor any of the Company’s Subsidiaries has received any written notice alleging that the Company or such Subsidiary is in breach of any Material Contract.

(b)           Section 3.14(b) of the Company Disclosure Schedule sets forth a list as of the date of this Agreement of:

(i)    all agreements, contracts or letters of intent regarding the acquisition of a Person or business, whether in the form of an asset purchase, merger, consolidation or otherwise (including any such agreement, contract or letter of intent that has closed but under which one or more of the parties has executory indemnification, earn-out or other liabilities) to which the Company or any of its Subsidiaries is a party (A) entered into since December 1, 2006 or (B) currently in effect, which requires ongoing performance or imposes ongoing obligations, in each case, excluding purchase orders for inventory entered into in the ordinary course of business;

(ii)   all credit agreements, indentures, and other agreements evidencing indebtedness for borrowed money of the Company or any of its Subsidiaries;

(iii)  all joint venture or partnership agreements or other similar agreements to which the Company or any of its Subsidiaries is a party;

(iv)  all material Leases;

(v)   contracts under which the Company or any of its Subsidiaries has advanced or loaned any other person any material amounts other than inter-company transactions;

(vi)  contracts or groups of related contracts with the same party or group of parties the performance of which involves annual consideration in excess of $2,000,000 which are not cancelable by the Company or any of its Subsidiaries on thirty (30) days’ or less notice without premium or penalty;

(vii) contracts or series of contracts pursuant to which the Company or any of its Subsidiaries sold products or services, or any combination thereof, having a value in excess of $2,000,000 to any customer;

(viii) contracts or series of contracts pursuant to which the Company or any of its Subsidiaries purchased products or services, or any combination thereof, having a value in excess of $2,000,000 from any supplier;

(ix)   open purchase orders that provide that the Company or any of its Subsidiaries will purchase products or services, or any combination thereof, having a value in excess of $2,000,000 from any supplier;

(x)    agreements under which the Company or any of its Subsidiaries has granted any person registration rights (including demand and piggy-back registration rights);

(xi)   all contracts or agreements purporting to restrict or prohibit the Company or any of its Subsidiaries from engaging or competing in any business or engaging or competing in any business in any geographic area;

(xii)   all employment, consulting, retention, severance, change in control, non-competition, termination or indemnification agreements between the Company or any of its Subsidiaries, on one hand, and any director or officer of the Company or any such Subsidiary or any other employee earning noncontingent cash compensation in excess of $250,000 per year, on the other hand;

(xiii)   all labor agreements, collective bargaining agreements or other labor related contracts (including work rules and practices) to which the Company or any of its Subsidiaries is a party with respect to any labor union, labor organization, trade union, works council or similar organization or association of employees;

(xiv)   all material licenses, consents to use, non-assertion agreements and coexistence agreements concerning Intellectual Property to which the Company or any of its Subsidiaries is a party;

(xv)   any material contract which provides for termination, acceleration of payment or other special rights upon the occurrence of a change in control of the Company or any of its Subsidiaries; and

(xvi)   any contract that would be required to be filed as an exhibit to a Registration Statement on Form S-3 under the Securities Act and an Annual Report on Form 10-K under the Exchange Act if such registration statement or report was filed by the Company with the SEC on the date hereof.

The Company has made available to Parent a correct and complete copy of each agreement listed in Section 3.14(b) of the Company Disclosure Schedule (collectively, the “Material Contracts”).

(c)           Section 3.14(c) of the Company Disclosure Schedule sets forth a list, as of the date of this Agreement, of all agreements of the Company or any of its Subsidiaries with any executive officer or director of the Company. Except as set forth in Section 3.14(c) of the Company Disclosure Schedule, no officer or director of the Company, or any “associate” (as such term is defined in Rule 14a-1 under the Exchange Act) of any such officer or director, has any interest in any contract or property (real or personal, tangible or intangible), used in, or pertaining to the business of the Company or any of its Subsidiaries which interest would be required to be disclosed pursuant to Item 404(a) of Regulation S-K promulgated by the SEC.

Section 3.15           Real Property.

(a)           Leased Real Property. Section 3.15(a)(i) of the Company Disclosure Schedule contains a list and brief description of all leases, subleases, licenses and other occupancy agreements (the “Leases”) which are individually or in the aggregate material to the business of Wheeling-Pittsburgh Steel Corporation (and its consolidated Subsidiaries) or Esmark Steel Services Group, Inc. (and its consolidated Subsidiaries) and pursuant to which the Company or any of its Subsidiaries leases real property as tenant (the “Leased Real Property”) and the Company has made available to Parent a true and complete copy of each such Lease.

Except as set forth in Section 3.15(a)(ii) of the Company Disclosure Schedule, with respect to each of the Leases, (i) such Lease is in full force and effect and constitutes a legal, valid and binding obligation of the Company or its applicable Subsidiary and to the knowledge of the Company, the other parties thereto, (ii) the Company or its applicable Subsidiary has a good and valid leasehold interest in the Leased Real Property pursuant to such Lease, (iii) to the knowledge of the Company there are no defaults (or any conditions or events that, after notice or the lapse of time or both, would constitute a default) under the Lease or disputes under such Lease, which default or adverse resolution of such dispute would reasonably be expected to result in a Company Material Adverse Effect and (iv) the Company and each of its Subsidiaries enjoys peaceful and undisturbed possession under all Leases except to the extent as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(b)           Owned Real Property. Section 3.15(b)(i) of the Company Disclosure Schedule contains a list and brief description of all real property owned by the Company or the Subsidiaries (the “Owned Real Property”) which are individually or in the aggregate material to the business of Wheeling-Pittsburgh Steel Corporation (and its consolidated Subsidiaries) or Esmark Steel Services Group, Inc. (and its consolidated Subsidiaries), and the record owner thereof. Except as set forth in Section 3.15(b)(ii) of the Company Disclosure Schedule, either the Company or one of its Subsidiaries has good and marketable fee simple title to all of the Owned Real Property, free and clear of any Lien other than Permitted Liens.

(c)           Real Property. Except as set forth in Section 3.15(c)(i) of the Company Disclosure Schedule or as would not reasonably be expected to result in a Company Material Adverse Effect, with respect to the Leased Real Property and the Owned Real Property (together, the “Real Property”): (i) there are no pending or, to the knowledge of the Company, threatened condemnation proceedings or threatened litigation, claims, actions, suits, proceedings, investigations or administrative actions relating to such Real Property; (ii) the existing buildings and improvements located on such Real Property are located entirely within the boundary lines and with any setback lines of such Real Property or on permanent easements on adjoining land benefiting such Real Property and may lawfully be used under applicable zoning and land use laws for the purposes for which they are presently being used; (iii) there are no outstanding options or rights of first refusal to purchase the Real Property; (vi) such Real Property is in compliance with the terms and provisions of any restrictive covenants, easements, conditions, or agreements affecting such Real Property; and (vii) the Company has made available to Parent, to the extent in the Company’s possession or control, complete and accurate copies of all such title insurance policies (including all documents referenced therein as exceptions to coverage); deeds; surveys; environmental assessment and similar reports, and leases, subleases, licenses or agreements (including any amendments or modifications thereto) granting to any other party the right of use or occupancy of any portion of such Real Property.

Section 3.16           Intellectual Property.

(a)           Section 3.16 of the Company Disclosure Schedule sets forth an accurate and complete list of all material patents, applications and registrations for Intellectual

Property, in each case that are owned or filed by the Company or any of its Subsidiaries used in the conduct of the business of the Company and its Subsidiaries; and

(b)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i)   each of the Company and its Subsidiaries owns and/or has a valid right to use, all Intellectual Property used in and necessary for the conduct of its business as it is currently conducted and as presently contemplated to be conducted;

(ii)   with respect to the Intellectual Property set forth in Section 3.16(a) of the Company Disclosure Schedule, (x) each of the Company and/or one of its Subsidiaries, as the case may be, is the sole and exclusive owner of such Intellectual Property (free and clear of all exclusive licenses and Liens (other than Permitted Liens)), (y) the record ownership of such Intellectual Property is up to date and in compliance with any and all formal legal requirements necessary to record and perfect the Company’s and its Subsidiaries’ interest therein and chain of title thereof, and (z) such Intellectual Property has been duly maintained, is subsisting, valid, enforceable, in full force and effect, and has not been cancelled, expired, or abandoned;

(iii)   the conduct by each of the Company and its Subsidiaries of their respective businesses as currently conducted and as presently contemplated to be conducted does not infringe, misappropriate, or otherwise violate the Intellectual Property rights of any third Person and neither the Company nor any of its Subsidiaries is a party to or has received notice of any pending or threatened claim of the foregoing and there is no valid basis for such claim;

(iv)   no proceedings or judgments are pending, outstanding, or, to the Company’s knowledge, threatened, that seek to cancel, limit or challenge the validity or enforceability of any Intellectual Property owned by the Company or any of its Subsidiaries;

(v)   to the knowledge of the Company, no third party is infringing, misappropriating, or otherwise violating the Intellectual Property owned by the Company or any of its Subsidiaries;

(vi)   the Company and its Subsidiaries have taken all reasonably necessary and appropriate steps to protect and preserve the confidentiality of all trade secrets and any other confidential information of the Company and its Subsidiaries;

(vii)   the Company and its Subsidiaries own, lease or license, or otherwise have sufficient rights to use, all Software, hardware, databases, computer equipment and other information technology that are used in or necessary for the operations of the businesses of the Company and its Subsidiaries; and

(viii)   the consummation of the Transactions contemplated by this Agreement will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the

Company’s or its Subsidiaries’ right to own, use, or hold for use any of the Intellectual Property as owned, used, or held for use in the conduct of its business as it is currently conducted or presently contemplated to be conducted.

Section 3.17           [Intentionally Omitted].

Section 3.18           Compliance with Laws. Except with respect to Environmental Laws (which are covered in Section 3.21), Intellectual Property matters (which are covered in Section 3.16) and Tax matters (which are covered in Section 3.13), and as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and except as set forth in Section 3.18 of the Company Disclosure Schedule, or in the Company SEC Documents, since December 1, 2006 (a) the Company and its Subsidiaries have complied in a timely manner with all Laws which affect the business, properties or assets of the Company or its Subsidiaries, (b) no written notice, charge, claim, action or assertion has been received by the Company or any of its Subsidiaries or has been filed, commenced or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries alleging any violation of any of the foregoing, (c) the Company and its Subsidiaries possess all licenses, permits and approvals required under such Laws and such licenses, permits and approvals are in full force and effect, as of the date of this Agreement, the Company and its Subsidiaries are in compliance in all material respects with the terms of such licenses, permits and approvals. Notwithstanding the foregoing, no representation or warranty in this Section 3.18 is made with respect to permits issued under or matters relating to Environmental Laws, which are covered exclusively by the provisions set forth in Section 3.21.

Section 3.19           Customers. Section 3.19 of the Company Disclosure Schedule sets forth the names of the ten most significant customers (by revenue) of each of Wheeling-Pittsburgh Corporation (and its consolidated Subsidiaries) and Esmark Steel Services Group, Inc. (and its consolidated Subsidiaries) for the twelve month period ended March 31, 2008 and the amount for which each such customer was invoiced during such period.

Section 3.20           Suppliers. Section 3.20 of the Company Disclosure Schedule sets forth the names of each of the ten most significant suppliers of raw materials, supplies, merchandise and other goods for each of Wheeling-Pittsburgh Corporation (and its consolidated Subsidiaries) and Esmark Steel Services Group, Inc. (and its consolidated Subsidiaries) for the twelve-month period ended March 31, 2008 and the amount for which each such supplier invoiced such company during such period.

Section 3.21           Environmental Matters.

(a)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and except as disclosed in Section 3.21(a) of the Company Disclosure Schedule:

(i)  each of the Company and its Subsidiaries has been, since December 1, 2006, and is in compliance with all applicable Environmental Laws, including, but not limited to, possessing all permits, authorizations, licenses, exemptions and other governmental authorizations required for its operations under applicable Environmental Laws;

(ii)   neither the Company nor any of its Subsidiaries has received written notice from any Governmental Entity, alleging that the Company or any of its Subsidiaries is in violation of any applicable Environmental Law or that the Governmental Entity is considering the amendment, termination, suspension or cancellation of any Environmental Permit. Neither the Company nor any of its Subsidiaries has received any written request for information from any Governmental Entity, related to liability of the Company or its Subsidiaries under any applicable Environmental Law;

(iii)  there is no Environmental Claim pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, and the Company and its Subsidiaries have not received any notice of any such Environmental Claim against any person or entity whose liability for any Environmental Claim the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of Law and, to the knowledge of the Company, there are no actions, activities, circumstances, conditions, events or incidents, including, without limitation, the Release of any Hazardous Substance that could form the basis of any Environmental Claim against the Company or any of its Subsidiaries.

(iv)  with respect to real property that was formerly owned, leased or operated by the Company or any of its Subsidiaries or any of their respective predecessors in interest, to the knowledge of the Company, there were no Releases of Hazardous Substances by the Company or its Subsidiaries on or underneath any of such real property during the Company’s or its Subsidiaries’ ownership or operation of such real property that requires Cleanup by the Company or its Subsidiaries under applicable Environmental Laws;

(v)   neither the Company nor any of its Subsidiaries has been notified in writing by a Governmental Entity or potentially responsible party (as that term is used in the context of CERCLA) that the Company or any Subsidiary disposed or arranged for the disposal of Hazardous Substances (or any waste or substance containing Hazardous Substances) at any location that is: (x) listed on the Federal National Priorities List (“NPL”) or identified on the Comprehensive Environmental Response, Compensation, and Liability Information System (“CERCLIS”), each established pursuant to the Comprehensive Environmental Response, Compensation and Liability Act, 42, U.S.C. 9601, et seq.; (y) listed on any state or foreign list of hazardous waste sites that is analogous to the NPL or CERCLIS; or (z) has been subject to environmental investigation or remediation or is currently undergoing Cleanup actions; and

(vi)  neither the Company nor any of its Subsidiaries has entered into any written agreement that may require them to pay to, reimburse, guarantee, pledge, defend, indemnify or hold harmless any Person from or against any liabilities or costs arising out of or related to the generation, manufacture, use, transportation, Release or disposal of Hazardous Substances, or otherwise arising in connection with or under Environmental Laws.

(vii) there has been no Release of Hazardous Substances on or underneath any Real Property that requires Cleanup by the Company or any Subsidiary pursuant to Environmental Law.

(b)           The following terms shall have the following meanings for the purposes of this Agreement:

(i)    “Cleanup” means all actions required to: (1) cleanup, remove, treat or remediate Hazardous Substances; (2) prevent the release of Hazardous Substances so that they do not migrate, endanger or threaten to endanger public health or welfare; (3) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (4) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Substances.

(ii)   “Environmental Laws” means all applicable federal, state, local, foreign and common Laws relating to pollution or protection of human health or the environment, including without limitation, laws relating to Releases, Hazardous Substances or otherwise relating to the treatment, storage, release, transport, handling or Cleanup of, or exposure to, Hazardous Substances and all Laws with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances and all laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources.

(iii)  “Environmental Claim” shall mean any written claim, action, administrative proceeding, investigation or notice by any person or entity alleging potential liability of the Company or its Subsidiaries (including, without limitation, potential liability for investigatory costs, Cleanup costs, governmental response costs, natural resource damages, property damages, personal injuries, fines or penalties) arising out of, based on or resulting from (a) the presence, or Release of a Hazardous Substance at the Real Property or (b) circumstances forming the basis of any violation of any Environmental Law.

(iv)  “Environmental Permit” shall mean all permits, authorizations, licenses, exemptions and other governmental authorizations, required under applicable Environmental Laws.

(v)   “Hazardous Substances” shall mean (a) any petrochemical or petroleum products, radioactive materials, asbestos, urea formaldehyde foam insulation, dielectric fluid containing polychlorinated biphenyls, and radon gas; or (b) any chemicals, materials or substances defined by any Environmental Law as, or included in the definition of, “hazardous substances,” “hazardous wastes,” “hazardous materials,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants” or “pollutants” or words of similar meaning and regulatory effect.

(vi)  “Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Substances (including, without limitation, into ambient air, surface water, groundwater and surface or subsurface strata) including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

Section 3.22           Insurance. Section 3.22 of the Company Disclosure Schedule (i) lists all material insurance policies maintained by or on behalf of the Company and its Subsidiaries as of the date of this Agreement and (ii) includes a description of any self-insurance arrangements in effect as of the date of this Agreement with respect to the Company and its Subsidiaries (such arrangements, together with all similar arrangements in respect of the Company covering earlier periods, being referred to herein as the “Self Insurance Arrangements”). The Company has heretofore made available to Parent true, correct and complete copies of all such insurance policies or summaries thereof. The Company and its Subsidiaries have policies of insurance of the type and in amounts customarily carried by Persons conducting business or owning assets similar to those of the Company and its Subsidiaries. All such policies and the Self Insurance Arrangements are in full force and effect and will not terminate by virtue of the transactions contemplated hereby, all premiums due thereon have been paid by the Company or its Subsidiaries, and the Company and its Subsidiaries are otherwise in compliance in all material respects with the terms and provisions of such policies. No notice of cancellation or termination has been received by the Company or any of its Subsidiaries with respect to such policies or arrangements.

Section 3.23           Certain Business Practices. Neither the Company nor any of its Subsidiaries nor to the knowledge of the Company, any of their respective directors, officers, agents or employees has in the past five years (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any other federal, foreign, or state anti-corruption or anti-bribery Law or requirement applicable to the Company or its Subsidiaries.

Section 3.24           Schedule 14D-9 and the Proxy Statement; Information in the Offer Documents. The Schedule 14D-9 and the information supplied by the Company for inclusion in the Offer Documents, will not, at the respective times the Offer Documents and the Schedule 14D-9 or any amendments or supplements thereto are filed with the SEC or are first published, sent or given to stockholders of the Company, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Proxy Statement, if any, will not, at the time that the Proxy Statement or any amendment or supplement thereto is first mailed to the stockholders of the Company, at the time of the meeting of the stockholders of the Company to be held in connection with the Merger and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made in the Schedule 14D-9 and the Proxy Statement, if any, based on information furnished in writing by Parent or the Purchaser for inclusion therein. The Schedule 14D-9, and the Proxy Statement, if any, will comply in all material respects with the provisions of applicable federal securities laws.

Section 3.25           Opinion of Financial Advisor. The Company has received the opinion of UBS Securities LLC (the “Company Financial Advisor”), dated June 25, 2008, to the effect that, as of such date, and based upon and subject to various assumptions made, procedures followed, matters considered and limitations described in the opinion, the consideration to be received in the Offer and the Merger by the holders of the Common Stock (other than Franklin Mutual Advisors, LLC and its affiliates (collectively, “FMA”) and their investment management clients or in any case any holder of Common Stock if any of such Common Stock is beneficially owned (within the meaning thereof under Rule 13d-3 promulgated under the Exchange Act) by any FMA person, and other than the Officers and Directors of the Company that hold shares of Common Stock) is fair, from a financial point of view to such holders. Promptly following the date hereof, the Company will provide a written copy of such opinion to Parent and the Purchaser solely for informational purposes. The Company has been authorized by the Company Financial Advisor to permit the inclusion of such opinion in its entirety and a discussion of the Company Financial Advisor’s analysis in preparing such opinion, in the Schedule 14D-9 and the Proxy Statement, subject to prior written consent of the Company Financial Advisor with respect to form and substance.

Section 3.26           Brokers. No broker, investment banker, financial advisor or other person, other than the Company Financial Advisor and Charlestown Capital Advisors, LLC, and Raymond James Financial, Inc., the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions contemplated by this Agreement based upon arrangements made by or on behalf of Company or the Purchaser. True and correct copies of all applicable agreements between (i) the Company and the Company Financial Advisor, (ii) the Company and Charlestown Capital Advisors, LLC and (iii) the Company and Raymond James & Associates, Inc., including, without limitation, any fee arrangements, have been provided to Parent.

Section 3.27           State Takeover Statutes. The approval of the Company’s Board of Directors of the terms of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement represents all the actions necessary to render inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement, the restrictions on “business combinations” set forth in Section 203 of the DGCL, to the extent such restrictions would otherwise be applicable to this Agreement, the Tender and Support Agreement, the Merger and the other transactions contemplated by this Agreement. No other state takeover statute or similar statute or regulation applies to this Agreement, the Merger or the other transactions contemplated by this Agreement.

Section 3.28           Interested Party Transactions. The Company is in compliance with its Code of Business Conduct and Ethics for Employees, Executive Officers and Directors in all material respects.

Section 3.29           Rights Agreement. The Company has taken and will take all necessary action to render the Rights Agreement inapplicable to this Agreement, the Offer, the

Merger and the other transactions contemplated hereby, so that the execution of this Agreement and the consummation of the Offer, the Merger or the other transactions contemplated hereby do not and will not result in the ability of any Person to exercise any rights under the Rights Agreement or enable or require the Rights to separate from the Shares to which they are attached or to be triggered or become exercisable or unredeemable.  No Distribution Date, as defined in the Rights Agreement, has occurred or will occur as a result of the transactions contemplated hereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF PARENT AND THE PURCHASER

Parent and the Purchaser represent and warrant to the Company as follows:

Section 4.1             Organization.  Each of Parent and the Purchaser is an entity duly organized and validly existing and in good standing under the Laws of the jurisdiction of its respective incorporation and has full power and authority, corporate or otherwise, to own, lease and operate its properties and to carry on its business as is now being conducted, except where the failure to be so organized and existing or to have such power and authority would not, individually or in the aggregate, impair in any material respect the ability of each of Parent and the Purchaser, as the case may be, to perform its obligations under this Agreement, or prevent or materially delay the consummation of any of the Transactions.

Section 4.2             Authorization; Validity of Agreement; Necessary Action.  Each of Parent and the Purchaser has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions.  The execution, delivery and performance by Parent and the Purchaser of this Agreement and the consummation of the Transactions have been duly authorized by the boards of directors of each of Parent and the Purchaser, and by Parent as the sole stockholder of the Purchaser, and no other corporate authority or approval on the part of Parent or the Purchaser is necessary to authorize the execution and delivery by Parent and the Purchaser of this Agreement and the consummation of the Transactions.  This Agreement has been duly and validly executed and delivered by Parent and the Purchaser and, assuming due and valid authorization, execution and delivery of this Agreement by the Company, is a valid and binding obligation of each of Parent and the Purchaser enforceable against each of them in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and to general principles of equity.

Section 4.3             Consents and Approvals; No Violations.  None of the execution, delivery or performance of this Agreement by Parent or the Purchaser, the consummation by Parent or the Purchaser of the Transactions, or compliance by Parent or the Purchaser with any of the provisions of this Agreement will (a) conflict with or result in any breach of any provision of the organizational documents of Parent or the Articles of Incorporation or Bylaws of the Purchaser; (b) violate, conflict with or result in a breach of any provisions under any of the terms, conditions or provisions of any material Contract to which Parent is a party; (c) require any material filing by Parent or the Purchaser with, or permit, authorization, consent or approval of, any Governmental Entity (except for (i) compliance with any applicable requirements of the Exchange Act and Securities Act, (ii) any filings as may be required under the DGCL, (iii) the filing with the SEC and the NASDAQ Stock Market of (A) the Schedule TO, (B) the Proxy Statement, if stockholder approval is required by Law and (C) such reports under Section 13(a) of the Exchange Act as may be required in connection with this Agreement and the Transactions, (iv) such filings and approvals as may be required by any applicable state securities, blue sky or takeover Laws, (v) any filings in connection with the applicable requirements of the HSR Act or under the antitrust or competition Laws of applicable European Union or other foreign jurisdictions) or (vi) any filings required under Exon-Florio; or (d) conflict with or violate and Law applicable to Parent, any of its Subsidiaries, or any of their properties or assets, except in the case of clause (b) or (c) such violations, breaches or defaults which would not, individually or in the aggregate, impair in any material respect the ability of each of Parent and the Purchaser to perform its obligations under this Agreement, as the case may be, or prevent or materially delay the consummation of any the Transactions.

Section 4.4             Offer Documents; Information in the Proxy Statement. The Offer Documents will not, at the time the Offer Documents are filed with the SEC or first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except that no representation is made by Parent or the Purchaser with respect to information furnished by the Company for inclusion in the Offer Documents.  None of the information supplied by Parent or the Purchaser in writing expressly for inclusion in the Proxy Statement will, at the time the Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company, at the time of the meeting of stockholders Company to be held in connection with the Merger, and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.  The Offer Documents will comply in all material respects with the provisions of applicable federal securities laws.

Section 4.5             Brokers.  No broker, investment banker, financial advisor or other Person, other than Merrill Lynch & Co., Inc. and Citibank, N.A., the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or the Purchaser.

Section 4.6             Interim Operations of Purchaser.  Purchaser has not engaged in any business activities or conducted any operations other than in connection with the Transactions contemplated hereby.

Section 4.7             Adequacy of Funds.  At the time of acceptance of the Offer and at the Effective Time, Purchaser will have available to it on an unconditional basis the cash proceeds in an amount sufficient to enable Purchaser to purchase the Shares pursuant to the Offer and to consummate the Merger in accordance with the provisions of this Agreement.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1            Interim Operations of the Company.  The Company covenants and agrees that, except with the prior written consent of the Parent which shall not be unreasonably withheld, conditioned or delayed, for the matters set forth in Section 5.1 of the Company Disclosure Schedule and as expressly contemplated by this Agreement, after the date of this Agreement, and prior to the earlier of (x) the termination of this Agreement in accordance with Article VIII and (y) the time the designees of Parent constitute a majority of the Company Board of Directors:

(a)           the business of the Company and its Subsidiaries shall be conducted only in the ordinary course of business consistent with past practice, and each of the Company and its Subsidiaries shall use its reasonable best efforts to preserve its present business organization intact, to keep available the services of its current officers, key employees and consultants, and to maintain good relations with material customers, suppliers, contractors, distributors and others having material business dealings with it;

(b)           neither the Company nor any of its Subsidiaries shall, (i) directly or indirectly, except for the issuance of Shares upon the exercise of the Options outstanding on the date of this Agreement pursuant to the terms of such Options, for the amount of Shares attributable to Restricted Stock Units outstanding as of the date hereof that subsequently vest pursuant to the terms of such Restricted Stock Unit grants, for the issuance of up to 1,659,420 shares of Common Stock issuable to a trust as provided in Section 5.1(e) or for any other written agreement or instrument pursuant to which the Company is required to issue or sell shares of capital stock of the Company and which are disclosed in Section 3.3(a) of the Company Disclosure Schedule, issue, sell, modify, transfer, dispose of, encumber or pledge any shares of capital stock of the Company or any capital stock or other equity interests of any of the Company’s Subsidiaries, securities convertible into or exchangeable for, or options, warrants or rights of any kind to acquire any shares of such capital stock or other equity interests or any other ownership interest; (ii) amend or otherwise change its Certificate of Incorporation or Bylaws or similar organizational documents; (iii) except for the purchase of shares of Common Stock in connection with matching contributions made in accordance with the Company’s 401(k) plans, split, combine, reclassify, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock or other equity interests; or (iv) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock;

(c)           neither the Company nor any of its Subsidiaries will (i) incur or assume any indebtedness or issue any debt securities; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (but not including intracompany or intercompany transactions); (iii) make any loans, advances or capital contributions to, or investments in, any other Person; (iv) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any equity interest therein; (v) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any of its assets or properties, other than in the ordinary course of business consistent with past practice (including any such transaction permitted under the debt instruments set forth in Section 3.14(b) of the Company Disclosure Schedule), or create an Lien, except Permitted Liens, on any Intellectual Property that, individually or in the aggregate, is material to the Company and/or any of its Subsidiaries’ business;

(d)           neither the Company nor any of its Subsidiaries shall (i) change the compensation or benefits payable or to become payable to any of its officers or its directors or in any material respect its employees, agents or consultants other than in the ordinary course of business consistent with past practice or pursuant to a contract entered into prior to the date hereof; (ii) enter into, extend or amend any employment, collective bargaining, severance, consulting, termination or other agreement or employee benefit plan; or (iii) make any loans or advances to any of its officers, directors, employees, agents, consultants or affiliates or change its existing borrowing or lending arrangements for or on behalf of any of such persons pursuant to an employee benefit plan or otherwise;

(e)           except as may be required pursuant to the terms of a Company Plan as in effect as of the date of this Agreement, applicable Law or the terms of any Company Plan prior to the date hereof, neither the Company nor any of its Subsidiaries shall (i) pay or arrange for payment of any pension, retirement allowance or other employee benefit pursuant to any existing plan, agreement or arrangement to any officer, director, employee or affiliate, except payments and accruals made to employees other than executive officers, in the ordinary course of business consistent with past practice; (ii) except as may be required pursuant to the terms of a Company Plan as in effect as of the date of this Agreement or applicable Law, adopt or pay, grant, issue, accelerate or accrue salary or other payments, benefits or awards pursuant to any Company Plan or any other pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, restricted stock, restricted stock unit, group insurance, severance pay, retention, change in control, retirement or other employee benefit plan, policy, program, agreement or arrangement, or any employment or consulting agreement with or for the benefit of any current or former director, consultant, officer or employee, whether past or present, except payments and accruals made to current employees other than executive officers, in the ordinary course of business consistent with past practice, or (iii) amend in any material respect any such existing plan, agreement or arrangement other than an amendment necessary to comply with applicable Law; provided that the Company may establish a grantor trust for the payment of its potential change in control obligations under Company Plans that are employment agreements with its current employees and that are set forth in Section 5.1(e) of the Company Disclosure Schedule and fund the trust with up to 1,659,420 shares of Common Stock or other assets with a value of $31,943,835 (with the Common Stock valued at the Offer Price for this purpose);

(f)            neither the Company nor any of its Subsidiaries will (i) modify, extend, amend or terminate any Material Contract to which the Company or any of its

Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound other than for contracts for raw materials in the ordinary course of business consistent with past practice and other than as contemplated by Section 5.1(n); (ii) waive, release or assign any rights or claims under any of such Contracts; or (iii) enter into any Material Contract other than for contracts for raw materials in the ordinary course of business consistent with past practice and other than as contemplated by Section 5.1(n);

(g)           neither the Company nor any of its Subsidiaries shall, except as necessary in the ordinary course of business consistent with past practice, grant or acquire, agree to grant to or acquire from any Person, or dispose of or permit to lapse any rights to, any Intellectual Property, or disclose or agree to disclose to any Person, other than representatives of Purchaser and Parent, any trade secret or other confidential information which is material to the business of the Company and its Subsidiaries;

(h)           neither the Company nor any of its Subsidiaries will (i) change any of the accounting methods used by it except for such changes required by GAAP or applicable Law or (ii) make any Tax election or change or revoke any Tax election already made, adopt any Tax accounting method, change any Tax accounting method, enter into any closing agreement or settle any claim or assessment relating to Taxes or consent to any claim or assessment relating to Taxes or any waiver of the statute of limitations for any such claim or assessment;

(i)            neither the Company nor any of its Subsidiaries will pay, discharge or satisfy any material claims, liabilities or obligations (whether absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business consistent with past practice, or of claims, liabilities or obligations reflected or reserved against in the Financial Statements of the Company for the period ended December 31, 2007 or incurred since December 31, 2007 in the ordinary course of business consistent with past practice;

(j)            neither the Company nor any of its Subsidiaries will (i) settle or commence any action, suit, claim, litigation or other proceeding involving an amount in excess of $500,000 or, in the aggregate, an amount in excess of $2,000,000 or (ii) enter into any non-monetary consent decree, injunction or other similar restraint or form of equitable relief in settlement of any action, suit, claim, litigation or other proceeding;

(k)           neither the Company nor any of its Subsidiaries will adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

(l)            neither the Company nor any of its Subsidiaries will take or permit any action that would reasonably expected to result in any of the conditions to the Merger set forth in Article VII or any of the conditions to the Offer set forth in Annex I not being satisfied or that could delay the consummation of, or impair the ability of the Company to consummate, the Transactions in accordance with the terms of this Agreement;

(m)          neither the Company nor any of its Subsidiaries shall enter into, amend, modify or supplement any agreement, transaction, commitment or arrangement with any officer or director (or any affiliate of any of the foregoing);

(n)           neither the Company nor any of its Subsidiaries shall make any capital expenditure which is not in all material respects in accordance with the annual budget for the fiscal year 2008, a true and correct copy of which is attached to Section 5.1(n) of the Company Disclosure Schedule; and

(o)           neither the Company nor any of its Subsidiaries will enter into any agreement, contract, commitment or arrangement to do any of the foregoing, or authorize, recommend, propose or announce an intention to do any of the foregoing.

Section 5.2            No Solicitation.

(a)           From the date of this Agreement until the earlier of the Closing or the termination of this Agreement, the Company shall, and it shall cause its Subsidiaries to, immediately cease and cause to be terminated all existing discussions, negotiations and communications, if any, with any Persons with respect to any Acquisition Proposal and shall use its reasonable best efforts to cause any such Person (and its agents and advisors) in possession of confidential information about the Company or any of its Subsidiaries that was furnished by or on behalf of the Company or any of its Subsidiaries to return or destroy all such information.  The Company agrees that neither it nor any of its Subsidiaries shall, and that it shall direct the Company’s and its Subsidiaries’ respective officers, directors, employees, agents and representatives, including any investment banker, consultant, attorney or accountant retained by the Company or any of its Subsidiaries (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit or knowingly encourage (including by way of furnishing information or assistance), or knowingly induce, or knowingly take any action to facilitate the making of, any inquiry, offer or proposal which constitutes or could reasonably be expected to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries to, or otherwise cooperate in any way with any Person (other than Parent or any of its affiliates or representatives) that is seeking to make, or has made, an Acquisition Proposal, (iii) fail to make, or withdraw or modify in any manner adverse to Parent, the Company Board Recommendation, or recommend, adopt or approve, or publicly propose to recommend, adopt or approve, any Acquisition Proposal (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) grant (other than to Parent or any of its affiliates or representatives) any waiver or release under any standstill or similar agreement, or (v) enter into any letter of intent or similar document or any agreement contemplating or otherwise relating to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal.  The Company shall promptly (and in any event within twenty-four hours) notify Parent if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, the Company, any of its Subsidiaries or any Representative, in each case, in connection with or which could reasonably be expected to result in an Acquisition Proposal, which notice shall identify the name of the Person making such proposal or request or seeking such negotiations or discussions and include copies of all correspondence and written materials provided to the Company, any of its Subsidiaries or any Representative that describe the terms and conditions of any proposal or request (and any subsequent changes to such terms and conditions) and summaries of any material oral communications addressing such matters.  The Company shall promptly keep Parent fully informed in all material respects of the status and details of any Acquisition Proposal (including any changes in the material terms thereof).

(b)           Notwithstanding Section 5.2(a), following the execution of this Agreement but prior to the acceptance and purchase of any Shares by Purchaser pursuant to the Offer, the Company may, subject to compliance with this Section 5.2, furnish information concerning its and its Subsidiaries respective businesses, properties or assets to any Person pursuant to a confidentiality and standstill agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement, dated February 7, 2008, entered into between Parent and the Company (the “Confidentiality Agreement”) and may negotiate and participate in discussions and negotiations (including making counterproposals) with such Person concerning an Acquisition Proposal if, but only if, (x) such Acquisition Proposal provides for consideration to be received by holders of all, but not less than all, of the issued and outstanding Shares and is reasonably likely to be consummated promptly; (y) such Person has on an unsolicited basis, and in the absence of any violation of this Section 5.2 by the Company or any of its Representatives, submitted a bona fide, fully financed, written proposal to the Company relating to any such transaction which the Board of Directors determines in good faith, after receiving advice from a nationally recognized investment banking firm, is, or could reasonably be expected to be, more favorable to the holders of the Shares from a financial point of view than the Offer and the Merger or, if applicable, any proposal by Parent to amend the terms of this Agreement taking into account all the terms and conditions of such proposal and this Agreement (including the expecting timing and likelihood of consummation, taking into account any governmental, regulatory and other approval requirements) and which is not conditioned upon obtaining financing, and (z) in the reasonable good faith belief of the Company Board of Directors, after consultation with outside legal counsel to the Company, the failure to provide such information or access or to engage in such discussions or negotiations would reasonably be likely to be inconsistent with the Company Board of Directors’ exercise of its fiduciary duties to the Company’s stockholders under applicable Law (an Acquisition Proposal which satisfies clauses (x), (y) and (z) being referred to herein as a “Superior Proposal”).  The Company shall promptly, and in any event within twenty-four hours following receipt of a Superior Proposal and prior to providing any such party with any material non-public information, notify Parent of the receipt of the same, which notice shall include the name of the Person making such Superior Proposal and copies of all correspondence and written materials provided to the Company or any Company Representative that describes any terms and conditions of any Superior Proposal (and any subsequent changes to such terms and conditions) and summaries of any material oral communications addressing such matters.  The Company shall promptly provide to Parent any material non-public information regarding the Company or its Subsidiaries provided to any other Person which was not previously provided to Parent, such additional information to be provided no later than the date of provision of such information to such other Person.

(c)           Any violation of this Section 5.2 in any material respect by any of the Representatives (other than employees who are not officers of the Company), whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of the Company or otherwise, shall be deemed to be a material breach of this Agreement by the Company.

(d)           Except as set forth herein, neither the Company Board of Directors nor any committee thereof shall (i) make an Adverse Recommendation Change or (ii) authorize the Company to enter into any agreement with respect to any Acquisition Proposal.  Notwithstanding the foregoing, prior to the time of acceptance for payment of Shares in the Offer, the Company Board of Directors may (subject to the terms of this and the following sentence) make an Adverse Recommendation Change or enter into an agreement with respect to a Superior Proposal (an “Acquisition Agreement”), in each case at any time after the third Business Day following the Company’s delivery to Parent of written notice advising Parent that the Company Board of Directors has received a Superior Proposal and otherwise in accordance with the notice requirements set forth in Section 5.2(b); provided, however, that the Company shall not enter into an Acquisition Agreement unless the Company complies with Section 5.2(e).  Any such Adverse Recommendation Change or the entry by the Company into any Acquisition Agreement shall not change the approval of the Company Board of Directors for purposes of causing any state takeover statute or other state Law to be applicable to the Transactions (including each of the Offer and the Merger).

(e)           The Company may terminate this Agreement and enter into an Acquisition Agreement, provided that, prior to any such termination, (i) the Company shall have provided Parent written notice that it intends to terminate this Agreement pursuant to this Section 5.2(e), identifying the Superior Proposal then determined to be more favorable and the parties thereto and delivering to Parent a copy of the Acquisition Agreement for such Superior Proposal in the form to be entered into, (ii) within a period of three Business Days following the delivery of the notice referred to in clause (i) above, Parent shall not have proposed adjustments in the terms and conditions of this Agreement which, after having caused its financial and legal advisors to negotiate with Parent in good faith such proposed adjustments in the terms and conditions of this Agreement, the Company Board of Directors determines in its good faith judgment (after considering the advice of its financial advisor) to be as favorable to the Company’s stockholders as such Superior Proposal, and (iii) at least three Business Days after the Company has provided the notice referred to in clause (i) above, the Company shall have delivered to Parent (A) a written notice of termination of this Agreement pursuant to this Section 5.2(e) and (B) a wire transfer of immediately available funds in the amount of the Termination Fee and the Reimbursable Expenses (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new written notice to Parent pursuant to clause (i) above and a new three Business Day period).

(f)            Nothing contained in this Agreement shall prohibit the Company or the Company Board of Directors from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act if, in the good faith judgment of the Company Board of Directors, after consultation with outside counsel to the Company, the failure to take such action would be inconsistent with the Company Board of Directors’ fiduciary duties to the Company’s stockholders under applicable Law.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1            Notification of Certain Matters.  The Company shall give prompt notice to Parent of the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, could reasonably be expected to cause any condition set forth in Annex I to not be satisfied at any time from the date of this Agreement to the date the Purchaser purchases Shares pursuant to the Offer. The Company, on the one hand, and Parent, on the other hand, shall give prompt written notice to the other party of (a) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated hereby or (b) any Material Adverse Effect to the Company.  The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of (i) the occurrence, or failure to occur, of any event that would be likely to cause any representation or warranty made by such party contained in this Agreement to be untrue or inaccurate in any material respect and (ii) any material failure of the Company, Parent or Purchaser, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder. Notwithstanding anything in this Agreement to the contrary, no such notification or failure to notify shall affect the representations, warranties or covenants of the parties or the conditions to the obligations of the parties hereunder.  The Company and Parent shall, to the extent permitted by Law, promptly provide the other with copies of all filings made by such party with any Governmental Entity in connection with this Agreement and the transactions contemplated by this Agreement, other than the portions of such filing that include confidential or proprietary information not directly related to the transactions contemplated by this Agreement.

Section 6.2            Access; Confidentiality.

(a)           Subject to applicable Laws relating to the exchange of information, from the date of this Agreement until the Effective Time, subject to the terms of the Confidentiality Agreement, the Company shall, and shall cause its Subsidiaries to, afford to the officers, employees, accountants, counsel, financing sources and other representatives of Parent and the Purchaser, regular access (including access to the Company’s and its Subsidiaries’ properties to conduct non-invasive environmental inspections), during normal business hours to all of its officers, employees, agents, properties, books, contracts and records and, during such period, the Company shall furnish promptly to Parent and the Purchaser (i) a copy of each report, schedule, registration statement and other document filed by it pursuant to the requirements of federal securities laws and (ii) all other information concerning its business, properties and personnel as Parent or the Purchaser may reasonably request other than the portion of any minutes regarding the deliberations of the Company Board of Directors (or any Committee thereof) in connection with entering into this Agreement or pursuing other strategic alternatives and any materials provided to the Company Board of Directors in connection therewith.

(b)           Within ten (10) Business Days from the date of this Agreement and subject to applicable Law, the parties shall establish a management integration team, including management representatives of both the Company and Parent, to plan for the integration of the Company into Parent’s organization following the Closing.

Section 6.3            Publicity.  Each of Parent and the Company shall consult with the other regarding their initial press releases with respect to the execution of this Agreement.  Thereafter, so long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective affiliates, shall issue any press release or other announcement with respect to the Transactions or this Agreement without the prior consent of the other party (such consent not to be unreasonably withheld), except as such press release or other announcement may be required by Law or the rules of a national securities exchange or trading market, in which case the party required to make the release or announcement shall use its reasonable best efforts to provide the other party with a reasonable opportunity to review and comment on such release or announcement in advance of its issuance.

Section 6.4            Insurance and Indemnification.

(a)           The Bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in the By-laws of the Company as of the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights of individuals, who were directors, officers, employees or agents of the Company or its Subsidiaries at or prior to the Effective Time, unless such modification shall be required by Law.

(b)           Parent and the Surviving Corporation shall maintain the Company’s and its Subsidiaries’ existing officers’ and directors’ liability insurance (“D&O Insurance”) for a period of not less than six years after the Effective Time; provided, however, that Parent may substitute therefor policies of substantially equivalent coverage and amounts containing terms no less favorable to such former directors or officers; provided, further, that if the existing D&O Insurance expires or is terminated or cancelled during such period, then Parent or the Surviving Corporation shall obtain substantially similar D&O Insurance; provided further, however, that in no event shall Parent or Purchaser be required to pay annual premiums for insurance under this Section 6.4(b) in excess of 250% of the current annual premiums paid by the Company for such insurance.

Section 6.5            Further Action; Reasonable Best Efforts.

(a)           The parties acknowledge that on June 13, 2008 Parent and Purchaser made their filing under the HSR Act with respect to the Transactions and on June 23, 2008 the Company made its filing under the HSR Act with respect to the Transactions and each agrees to use its respective reasonable best efforts to promptly make any other required submissions under the HSR Act with respect to the Transactions.  Upon the terms and subject to the conditions of this Agreement, Parent, the Purchaser and the Company agree to use their respective reasonable best efforts to (i) make promptly (and in any event within five (5) Business Days after execution of this Agreement) its respective filings, and thereafter make any other required submissions, under the antitrust or competition Laws of applicable European Union and other foreign jurisdictions with respect to the Transactions, (ii) make promptly (and in any event within ten (10) Business Days) any filings that may be required pursuant to Exon-Florio and (iii) take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the Transactions as promptly as practicable including, but not limited to, using their respective reasonable best efforts to obtain any requisite approvals, consents, authorizations, orders, exemptions or waivers by any third Person or Governmental Entity in connection with the Transactions and to fulfill the conditions to the Offer and the Merger.  If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party hereto shall use their respective reasonable best efforts to take all such action.

(b)           Each of the parties hereto agrees to cooperate and use all reasonable efforts to vigorously contest and resist any action, including administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the Transactions, including, without limitation, by vigorously pursuing all available avenues of administrative and judicial appeal.

(c)           In no event shall Parent or Purchaser be obligated pursuant to this Section 6.5 to divest or hold separate any assets or to take or commit to take any action that which would be reasonably likely to (i) adversely impact the benefits expected to be derived by Parent, as determined by Parent, as a result of the Transactions or (ii) impose material limitations on Parent’s ownership or operation (or that of any of Parent’s Subsidiaries or affiliates) of all or a material portion of the Company’s or its Subsidiaries’ respective business or assets, including Parent’s exercise of rights of full ownership of the Shares purchased by Purchaser in the Offer on all stockholder matters.

Section 6.6            State Takeover Laws(a).  If any state takeover statute becomes or is deemed to become applicable to the Company or the Transactions, then the Company Board of Directors shall take all actions necessary to render such statutes inapplicable to the foregoing.

Section 6.7            Stockholder Litigation(a).  The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the

Company and/or its directors or executive officers relating to the Transactions, whether commenced prior to or after the execution and delivery of this Agreement.  The Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement against the Company or any of its directors or executive officers by any stockholder of the Company relating to this Agreement, the Offer, the Merger, any other transaction contemplated hereby or otherwise, without the prior written consent of Parent, not to be unreasonably withheld, delayed or conditioned.

Section 6.8            Financial Information and Cooperation.  During the period prior to the Effective Time, the Company shall provide to Parent consolidated monthly financial statements and its complete monthly internal financial reporting package upon completion and in no event later than thirty (30) calendar days following the end of each fiscal month. The Company shall use, and shall cause the Representatives to, use their reasonable best efforts to cooperate and assist Parent and Purchaser with respect to the arrangement of Parent’s financing (the “Financing“).  Further, the Company shall provide, and shall cause its Subsidiaries and the Representatives to provide, all reasonable cooperation in connection with the arrangement and consummation of the Financing, including (a) promptly providing to Parent’s or Purchaser’s financing sources all material financial and other pertinent information with respect to the Company and its Subsidiaries and the Transactions reasonably requested by Parent, including information and projections prepared by the Company relating to the Company and its Subsidiaries and the Transactions, (b) causing the Company’s and its Subsidiaries’ senior officers and other Representatives to be reasonably available to Parent’s or Purchaser’s financing sources in connection with such Financing, to participate in due diligence sessions, meetings and drafting sessions and to participate in presentations related to the Financing, including presentations to rating agencies, (c) assisting, and using its reasonable best efforts to cause the Representatives to assist, in the preparation of one or more appropriate offering documents (including the preparation of pro forma financial statements meeting the requirements of SEC Regulation S-X) and assisting Parent’s or Purchaser’s financing sources in preparing and delivering other appropriate marketing and closing materials, in each case to be used in connection with the Financing, (d) reasonably cooperating with the marketing efforts of Parent and its financing sources for any of the Financing, (e) providing and executing documents as may be reasonably requested by Parent, including a certificate of the chief financial officer of the Company with respect to solvency matters and assisting Parent in obtaining comfort letters of the Company’s accountants, consents of the Company’s accountants for use of their reports in any materials relating to the Financing, and legal opinions of the Company’s counsel and (g) reasonably facilitating the pledge of the Company’s and its Subsidiaries’ assets as collateral.

Section 6.9            Company SEC Documents Filed After the Date of this Agreement.  From the date of this Agreement to the Effective Time, the Company shall timely file with the SEC all Company SEC Documents required to be filed by it under the Exchange Act or the Securities Act.  As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each such Company SEC Document shall fully comply with the applicable requirements of the Exchange Act and the Securities Act, as the case may be in all material respects.  As of its filing date or, if amended after the date of this Agreement, as of the date of the last such amendment, each such Company SEC Document filed pursuant to the Exchange Act shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.  Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed after the date of this Agreement pursuant to the Securities Act, as of the date such registration statement or amendment became effective after the date of this Agreement, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made in light of the circumstances under which they were made, not misleading.  All of the Financial Statements included in the Company SEC Documents filed after the date of this Agreement (i) shall comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) shall be prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted under Form 10-Q of the Exchange Act) and (iii) shall fairly present in all material respects the financial position and the results of operations and cash flows (subject, in the case of unaudited interim financial statements, to normal and recurring year-end adjustments) of the Company and its Subsidiaries as of the times and for the periods referred to therein.

Section 6.10          Approval of Compensation Arrangements; 401(k) Plans.

(a)           If the Company or any of its Subsidiaries, after the date hereof, enters into, adopts, amends, modifies or terminates any Arrangements to Covered Securityholders, all such amounts payable under such Arrangements shall (i) be paid or granted as compensation for past services performed, future services to be performed, or future services to be refrained from performing, by the Covered Securityholders (and matters incidental thereto) and (ii) shall not be calculated based on the number of Shares tendered or to be tendered into the Offer by the applicable Covered Securityholder.  Moreover, the Company shall, and shall cause its Subsidiaries to, take all actions necessary so that, prior to the expiration date of the Offer (as such date may be extended in accordance with this Agreement): (i) the adoption, approval, amendment or modification of each such Arrangement shall be approved as an employment compensation, severance or other employee benefit arrangement solely by independent directors of the Company in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto and (ii) the “safe harbor” provided pursuant to Rule 14d-10(d)(2) is otherwise applicable thereto as a result of the taking prior to the expiration date all necessary actions by the Company Board of Directors, the Compensation Committee of such Company Board of Directors or its independent directors.

(b)           Unless otherwise directed in writing by Parent at least five Business Days prior to the initial scheduled expiration of the Offer, the Company Board of Directors will authorize the termination of any and all Employee Plans intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code, effective no later than the day immediately preceding the date the Company becomes a member of the same Controlled Group of Corporations (as defined in Section 414(b) of the Code) as Parent.  The Company shall provide Parent evidence that such resolutions to terminate the 401(k) plan(s) of the Company have been adopted by the Company Board of Directors.  The form and substance of such resolutions shall be subject to the reasonable approval of Parent.  The Company shall use its commercially reasonable efforts to take such other actions in furtherance of terminating any such 401(k) plans as Parent may reasonably request.  Immediately prior to such termination, the Company will take all necessary actions to provide that, as of the date of plan termination, all participant accounts in the 401(k) plan(s) will be 100% vested, and will make (or cause to be made) all necessary payments to fund the contributions (1) necessary or required to maintain the tax-qualified status of any such 401(k) Plan, (2) for elective deferrals made pursuant to any such 401(k) Plan for the period prior to termination, and (3) for employer matching contributions (if any) for the period prior to termination.  Notwithstanding the foregoing, nothing in this Section 6.10(b) shall require the Company to terminate any 401(k) Plan that is maintained for Company employees who are covered by a Collective Bargaining Agreement.

Section 6.11          Designation of Purchaser.  Within seven (7) Business Days from the date hereof, Parent shall designate an Affiliate to be Purchaser (the “Purchaser“).  Upon such designation, such Affiliate shall execute a joinder to this Agreement as “Purchaser” in the form attached hereto as Exhibit B.

Section 6.12          Employees.

(a)           Effective as of the Effective Time and continuing through the first anniversary thereof, Parent shall ensure that employees of the Company and its Subsidiaries whose terms and conditions of employment are not governed by a collective bargaining agreement immediately before the Effective Time and who remain in the employment of Parent or its Affiliates after the Effective Time (the “Continuing Employees“) shall be eligible to receive compensation and employee benefits that, in the aggregate, are no less favorable than those provided to the Continuing Employees immediately prior to the Effective Time (not taking into account the value of any equity or equity related grants or transaction related compensation), but solely to the extent such employees remain in employment during such period. Effective as of the Effective Time, employees of the Company and its Subsidiaries whose terms and conditions of employment are governed by a collective bargaining agreement immediately before the Effective Time shall have the terms and conditions of employment as set forth in the collective bargaining agreement applicable to each such employee. Nothing in this Section 6.12(a) shall be construed as: (i) establishing, amending or modifying any Company Plan or (ii) requiring Parent or any of its Affiliates to continue any Company Plan, or restrict in any way Parent’s (or any of its Affiliates’) rights to amend, modify or terminate any Company Plan. Nothing in this Section 6.12 or otherwise in this Agreement shall limit the right of Parent or the Surviving Corporation or its other Affiliates to terminate the employment of any Continuing Employee at any time.

(b)           With respect to any welfare plan maintained by Parent or its Affiliates in which Continuing Employees will be eligible to participate after the Effective Time, Parent shall, and shall cause the Surviving Corporation and its other Affiliates, to the extent permitted by the relevant welfare plan, to (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees, prior to the Effective Time, under comparable benefit plans that are welfare plans, and (ii) provide each such employee with credit for any deductibles and out-of-pocket requirements paid for the plan year that includes the Effective Time under a benefit plan that is a welfare plan in satisfying any comparable deductible or out-of-pocket requirements to the extent applicable under any comparable plan following the Effective Time with respect to the plan year that includes the Effective Time.

(c)           Each Continuing Employee shall be given credit for all service with the Company (or service credited by the Company) under all employee benefit plans, programs, policies and arrangements maintained by the Surviving Corporation or the Parent or its Affiliates in which they participate or in which they become participants for purposes of eligibility and vesting, but solely to the extent such employee was credited with service for such purposes under a comparable benefit plan as of the Effective Time.

(d)           Notwithstanding anything in Section 6.12(b) or 6.12(c) to the contrary, service shall not be included for any of the purposes described in those Sections to the extent the inclusion of such service results in the duplication of any benefit.

(e)           Parent will cause Surviving Entity to honor any Company Plan that contains a contractual severance obligation (based on written severance plans, policies or agreements previously disclosed) existing on the date of this Agreement with respect to any Continuing Employees.

(f)            It is expressly understood and agreed that the provisions of this Section 6.12 are statements of intent and are not intended to confer any third-party beneficiary rights and no employees or other Person (excluding any party hereto) shall have any rights or remedies, including rights of enforcement, with respect to this Section 6.12 and no employee or other Person is or is intended to be a third-party beneficiary hereof.

Section 6.13           Essar Payments.

(a)           Concurrently with the execution of this Agreement, Parent shall pay, or cause to be paid, to Essar Steel Holdings Limited (“Essar”), or its designee, the amounts due under that certain Assignment and Assumption Agreement, between Essar and Severstal US Holdings, LLC, a Delaware limited liability company, which includes the MOA Breakage Costs.

(b)           If this Agreement is terminated in circumstances requiring payment of the Termination Fee by the Company to Parent pursuant to Section 8.2(b), then the Company shall reimburse Parent for, and in an amount in cash equal to, the MOA Breakage Costs. Any such reimbursement by the Company shall be made by wire transfer of same day funds at the time that the Termination Fee is paid to Parent.

ARTICLE VII

CONDITIONS

Section 7.1            Conditions to Each Party’s Obligations to Effect the Merger.  The respective obligations of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent, the Purchaser and the Company, as the case may be, to the extent permitted by applicable Law:

(a)           The Company Stockholder Approval shall have been obtained, to the extent required pursuant to the requirements of the Certificate of Incorporation and the Bylaws of the Company, and the DGCL;

(b)           No statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity which prohibits the consummation of the Merger, and there shall be no order or injunction of a court of competent jurisdiction in effect prohibiting consummation of the Merger; and

(c)           The Purchaser shall have purchased, or caused to be purchased, the Shares properly tendered (and not properly withdrawn) pursuant to the Offer.

ARTICLE VIII

TERMINATION

Section 8.1             Termination.  This Agreement may be terminated and the Transactions may be abandoned at any time before the Effective Time, whether before or after receipt of the Company Stockholder Approval:

(a)           By mutual written consent of Parent, Purchaser and the Company;

(b)           By either Parent or the Company if:

(i)    prior to the purchase of the Shares in the Offer, a court of competent jurisdiction or other Governmental Entity shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the Transactions (including each of the Offer and the Merger); provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(i) shall have used all commercially reasonable efforts to remove such Order or to reverse such action;

(ii)   the Offer shall have expired without any Shares being purchased therein, other than due to a breach of this Agreement by the party seeking to terminate this Agreement; or

(iii)  the Offer shall not have been consummated by November 30, 2008 (the “Outside Date“);

provided, however, that the right to terminate this Agreement pursuant to clause (ii) or (iii) of this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement or the failure of whose representations and warranties to be true has been the cause of, or resulted in, the failure of any such condition;

(c)           By Parent, if:

(i)    (A) an Adverse Recommendation Change shall have occurred or (B) the Company Board of Directors shall have failed to publicly confirm the Company Board Recommendation within three (3) Business Days of a written request by Parent that it do so;

(ii)   the Company shall have breached any representation, warranty, covenant or other agreement contained in this Agreement which (A) would give rise to the failure of a condition set forth in paragraph (e) or (f) of Annex I hereto and (B) cannot be or has not been cured, in all material respects, within ten (10) days after the giving of written notice to the Company; or

(iii)  the Company shall have violated or breached any of its obligations under Section 5.2 in any material respect; or

(d)           By the Company, at any time prior to the purchase of the Shares in the Offer:

(i)    pursuant to and in compliance with Section 5.2(e); or

(ii)  if Parent or the Purchaser shall have breached in any material respect any of the representations, warranties, covenants or agreements contained in this Agreement and such breach cannot be or has not been cured, in all material respects, within ten (10) days after the giving of written notice to Parent, except for any such breach which would not reasonably be expected to have a material adverse effect on Parent’s or Purchaser’s ability to complete the Offer or the Merger.

Section 8.2            Notice of Termination; Effect of Termination.  (a)  In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision of this Agreement pursuant to which such termination is made, and this Agreement shall forthwith become null and void (except for the last two sentences of Section 6.2, and for Sections 9.3, 9.5, 9.6, 9.7, 9.8, 9.9, 9.11, 9.13, 9.14 and this Section 8.2, which shall survive such termination) and there shall be no liability on the part of Parent, the Purchaser or the Company, except (i) as set forth in Section 6.2 and this Section 8.2, and (ii) nothing herein shall relieve any party from liability for any breach of this Agreement.

(b)           If:

(i)    Parent shall have terminated this Agreement pursuant to Section 8.1(c)(i) or 8.1(c)(iii);

(ii)   the Company shall have terminated this Agreement pursuant to Section 8.1(d)(i); or

(iii)  (A) either Parent or the Company shall have terminated this Agreement pursuant to Section 8.1(b)(ii), 8.1(b)(iii), or 8.1(c)(ii), (B) prior to termination of this Agreement pursuant to Section 8.1(b)(ii), 8.1(b)(iii), or 8.1(c)(ii), a Person shall have made an Acquisition Proposal (but substituting 35% for 20% and “Wheeling-Pittsburgh Corporation or Esmark Steel Service Group, Inc.” for “any of its Subsidiaries” in the definition thereof) or expressed any interest publicly, which is not subsequently publicly withdrawn, with respect to the making of an Acquisition Proposal (but substituting 35% for 20% and “Wheeling-Pittsburgh Corporation or Esmark Steel Service Group, Inc.” for “any of its Subsidiaries” in the definition thereof) and (C) within twelve months after any such termination either (1) the Company enters into an agreement with respect to an Acquisition Proposal (but substituting 35% for 20% and “Wheeling-Pittsburgh Corporation or Esmark Steel Service Group, Inc.” for “any of its Subsidiaries” in the definition thereof) which is consummated or (2) an Acquisition Proposal (but substituting 35% for 20% and “Wheeling-Pittsburgh Corporation or Esmark Steel Service Group, Inc.” for “any of its Subsidiaries” in the definition thereof) is consummated;

then the Company shall pay to Parent a termination fee of $24.5 million (the “Termination Fee“), plus an amount equal to Parent’s actual documented out-of-pocket fees and expenses not to exceed $2 million (including, without limitation, reasonable legal, investment banking, accounting, banking and consulting fees and expenses) incurred by Parent and Purchaser in connection with the due diligence investigation, the Offer, the Merger, this Agreement and the consummation of the Transactions contemplated hereby (the “Reimbursable Expenses“), with the Termination Fee paid (A) concurrently with such termination in the case of a termination pursuant to Section 8.1(d)(i), (B) within one Business Day after such termination in the case of a termination pursuant to Section 8.1(c)(i) or 8.1(c)(iii) and (C) upon the earlier of the entry into an agreement with respect to an Acquisition Proposal (but substituting 35% for 20% and “Wheeling-Pittsburgh Corporation or Esmark Steel Service Group, Inc.” for “any of its Subsidiaries” in the definition thereof) or the consummation of an Acquisition Proposal (but substituting 35% for 20% and “Wheeling-Pittsburgh Corporation or Esmark Steel Service Group, Inc.” for “any of its Subsidiaries” in the definition thereof) in the case of a termination pursuant to Section 8.1(b)(ii), 8.1(b)(iii), or 8.1(c)(ii), and the Reimbursable Expenses paid promptly after receipt of documentation of such expenses from Parent.  The Termination Fee and Reimbursable Expenses shall be paid by wire transfer of immediately available funds to such account as Parent may designate in writing to the Company.

ARTICLE IX

MISCELLANEOUS

Section 9.1            Amendment and Modification.  Subject to applicable Law and as otherwise provided herein, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company contemplated hereby, by written agreement of the parties hereto, by action taken by their respective Boards of Directors, but, after the approval of this Agreement by the stockholders, no amendment shall be made which by Law requires further approval by such stockholders without obtaining such further approval.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 9.2            Non-survival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time.

Section 9.3            Expenses.  Except as set forth in Section 8.2(b), all fees, costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees, costs and expenses.

Section 9.4            Certain Definitions.  As used in this Agreement, the following terms shall have the meanings indicated below.

“Acquisition Proposal“ means any bona fide proposal made by any Person (other than Parent, Purchaser or any affiliate thereof) relating to any direct or indirect acquisition or purchase of at least a 20% portion of the assets of the Company or any of its Subsidiaries or of over 20% of any class of equity securities of the Company, (ii) any tender offer or exchange offer involving any class of equity securities of the Company of at least 20% of such class, (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries, or (iv) any other transaction similar to any of the foregoing with respect to the Company or any of its Subsidiaries, in each case other than any Transactions to be effected pursuant to this Agreement.

“Business Day“ shall mean a day other than Saturday or Sunday and on which commercial banks are open for business in New York, New York.

“CERCLA“ means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“Code“ shall mean the Internal Revenue Code of 1986, as amended.

“Intellectual Property“ means all of the following throughout the world:  (i) all patents and industrial designs, including without limitation any continuations, divisionals, continuations-in-part, renewals, reissues, re-examinations, extensions and applications for any of the foregoing; (ii) all trade secrets and other confidential or proprietary information, technology, know-how, inventions, processes, formulae, algorithms, models and methodologies; (iii) all copyrights, including without limitation moral rights and rights of attribution and integrity, copyrights in software and in the content contained on any Internet site, and registrations and applications for any of the foregoing; (iv) all computer programs (whether in source code or object code form), databases, compilations and data, and all documentation related to any of the foregoing; (v) all trademarks, service marks, trade names, domain names, together with the goodwill of the business symbolized by any of the foregoing, registrations and applications relating to any of the foregoing; and (vi) all rights of publicity, privacy and rights to personal information; and (vii) all registrations and applications for any of the foregoing.

“Joint Ventures“ shall mean collectively Ohio Coatings Company, an Ohio corporation, Feralloy-Wheeling Specialty Processing Company, a Delaware corporation and Mountain State Carbon LLC, a Delaware limited liability company.

“knowledge“ of (a) the Company shall mean the actual knowledge of the individuals set forth in Section 9.4(A) of the Company Disclosure Schedule and (b) of the Parent and Purchaser shall mean the actual knowledge of the individuals set forth in Section 9.4(A) of the Company Disclosure Schedule.

“Law“ shall mean with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, principle of common law, ordinance, code, permit, rule, regulation,  policy, guideline, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity or securities exchange or securities quotation system, and any orders, writs, injunctions, binding awards of a court or arbitrator, judgments and decrees applicable to such Person or its Subsidiaries, their business or any of their respective assets or properties.

“Liens“ shall mean any liens, charges, security interests, options, claims, mortgages, pledges, or other encumbrances and restrictions of any nature whatsoever.

“MOA Breakage Costs” means $24 million, the fee paid to Essar in connection with the termination of the Memorandum of Agreement, dated April 30, 2008, between the Company and Essar.

“Order” shall mean any writ, judgment, injunction, consent, order, decree, stipulation, award or executive order of or by any Governmental Entity.

“Permitted Liens” shall mean: (a) Liens for Taxes, assessments and governmental charges or levies not yet delinquent; (b) Liens imposed by Law, such as materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens arising in the ordinary course of business; (c) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations arising in the ordinary course of business consistent with prior practice; (d) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business consistent with prior practice; (e) all matters of record and other title defects, including survey exceptions, reciprocal easement agreements and other encumbrances on title to real property that are not material in amount and that do not materially detract from the use, value, or operation of the property subject thereto; (f) all applicable zoning, entitlement, conservation restrictions and other land use and environmental regulations that are not material in amount and that do not, and could not be reasonably expected to, materially detract from or impair the use, value, or operation of the property subject thereto; and (g) other defects of title that are not material in amount and that do not materially detract from the use, value, or operation of the property subject thereto; and (h) security interests, mortgages, deeds of trust and pledges that are disclosed in the Company SEC Documents or in Section 3.14(b) of the Company Disclosure Schedule.

“Related Person” means, with respect to any Person, all past, present and future directors, officers, members, managers, stockholders, employees, controlling persons, agents, professionals, attorneys, accountants, lenders, investment bankers or representatives of any such Person.

“Rights” means the rights distributed to the holders of Shares pursuant to the Rights Agreement.

“Rights Agreement” means the rights agreement, dated as of June 13, 2008, between the Company and Computershare Trust Company, N.A., as the rights agent.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended (including the rules and regulations promulgated thereunder).

“Software” means computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code, object code or other form, databases and compilations, including any and all data and collections of data, descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and all documentation, including user manuals and training materials related to any of the foregoing.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (i) any income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever (including, for the avoidance of doubt, any amounts owed to any Governmental Entity or other Person in respect of unclaimed property or escheat Laws), together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Taxing Authority”), (ii) any liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period, and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

“Tax Return” shall mean any return, statement, report, form or other document (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, information returns and reports and any amendment to any of the foregoing) filed or required to be filed with respect to Taxes.

Other capitalized terms defined elsewhere in this Agreement and not defined in this Section 9.4 shall have the meanings assigned to such terms in this Agreement.

Section 9.5             Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by a nationally recognized overnight courier service, such as Federal Express (providing proof of delivery), to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)                                  if to Parent or the Purchaser, to:

OAO Severstal

Klara Tsetkin, 2/3

Moscow, Russia 127299

Facsimile: +7 495-150-8800

Attention: Gregory Mason

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

333 West Wacker Drive

Chicago, Illinois 60606

Facsimile: (312) 407-0411

Attention: Gary P. Cullen

                Shilpi Gupta

and

(b)                                 if to the Company, to:

Esmark Incorporated

1134 Market Street

Wheeling, West Virginia  26003

Facsimile: (304) 234-2261

Attention: James P. Bouchard

with a copy to:

McGuireWoods LLP

625 Liberty Avenue, 23rd Floor

Pittsburgh, Pennsylvania  15222

Facsimile: (412) 401-4191

Attention: Scott E. Westwood

and

McGuireWoods LLP

Washington Square

1050 Connecticut Ave. NW, Suite 1200

Washington, D.C. 20036

Facsimile: (202) 828-2984

Attention: David P. Pankey

Section 9.6             Interpretation.  When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated.  Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”  As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act.  The words describing the singular number shall include the plural and vice versa.  The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.  Headings of the Articles and Sections of this Agreement, the Table of Contents and the Index of Defined Terms are for the convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.  The terms “dollars,” “Dollars” and “$” mean United States dollars.

Section 9.7             Jurisdiction. Each of Parent, the Purchaser and the Company hereby expressly and irrevocably submits to the exclusive personal jurisdiction of the United States District Court for the District of Delaware and to the jurisdiction of any other competent court of the State of Delaware (collectively, the “Delaware Courts”), preserving, however, all rights of removal to such federal court under 28 U.S.C. Section 1441, in connection with all disputes arising out of or in connection with this Agreement or the transactions contemplated hereby and agrees not to commence any litigation relating thereto except in such courts.  Each such party hereby waives the right to any other jurisdiction or venue for any litigation arising out of or in connection with this Agreement or the transactions contemplated hereby to which any of them may be entitled by reason of its present or future domicile.  Notwithstanding the foregoing, each such party agrees that each of the other parties shall have the right to bring any action or proceeding for enforcement of a judgment entered by the Delaware Courts in any other court or jurisdiction.

Section 9.8             Service of Process.  Each of Parent, the Purchaser and the Company irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in Section 9.7 of this Agreement in any such action or proceeding by mailing copies thereof by registered United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 9.5 of this Agreement.  However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

Section 9.9             [Intentionally Omitted].

Section 9.10           Counterparts.  This Agreement may be executed manually or by facsimile by the parties hereto, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart of this Agreement shall have been signed by each of the parties and delivered to the other parties.

Section 9.11           Entire Agreement; No Third-Party Beneficiaries.  This Agreement and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersedes all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof and thereof (provided that the provisions of this Agreement shall supersede any conflicting provisions of the Confidentiality Agreement). Except as provided in Section 6.4, nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 9.12           Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 9.13           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.

Section 9.14           Assignment.  No Party hereto shall assign its rights or delegate its obligations hereunder without the prior written consent of the other Parties hereto.  Notwithstanding the foregoing, (a) Purchaser may assign any or all of its rights, interests and obligations hereunder to Parent, one or more direct or indirect wholly-owned Subsidiaries of Parent, of a combination thereof, and (b) Parent may, at any time prior to the Effective Time, assign this Agreement to a Subsidiary without the prior consent of the Company if such assignee delivers an instrument in writing confirming that it is bound by and shall perform all of the obligations of Parent under this Agreement as if it were an original signatory and provided further that Parent shall not be relieved of its obligations hereunder.  In the event of an assignment contemplated above, any reference in this Agreement to “Parent” shall be deemed to include the assignee.  Subject to the foregoing, this Agreement shall inure to the benefit of, be binding upon and be enforceable by the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

IN WITNESS WHEREOF, Parent and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

ESMARK INCORPORATED

By	/s/ James P. Bouchard
	Name:	James P. Bouchard
	Title:	Chairman and CEO

OAO SEVERSTAL

By	/s/ Gregory Mason
	Name:	Gregory Mason
	Title:	Chief Operating Officer

ANNEX I

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser’s right to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Agreement), the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any validly tendered Shares if by the expiration of the Offer (as it may be extended in accordance with the requirements of Section 1.1), (i) the Minimum Condition shall not be satisfied, (ii) any consent, notification or waiver of applicable waiting period under the HSR Act or by the Committee on Foreign Investment in connection with the execution and delivery of the Agreement and the consummation of the Transactions shall not have been obtained or (iii) at any time on or after the date of the Agreement and prior to the acceptance for payment of Shares pursuant to the Offer, any of the following events shall occur and be continuing:

(a)           there shall be instituted or pending any suit, action or proceeding by or before any Governmental Entity against the Purchaser, Parent or the Company (i) seeking to restrain or prohibit Parent’s or the Purchaser’s ownership or operation (or that of any of their respective Subsidiaries or affiliates) of all or a material portion of their or the Company’s or any of its Subsidiaries’ businesses or assets, or to compel Parent or the Purchaser or their respective Subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company, the Company’s Subsidiaries, Parent or Parent’s Subsidiaries, (ii) challenging the acquisition by Parent or the Purchaser of any Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger, or seeking to obtain from the Company, Parent or the Purchaser any material damages, (iii) seeking to impose material limitations on the ability of the Purchaser, or render the Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger, (iv) seeking to impose limitations on the ability of the Purchaser or Parent to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company’s stockholders, or (v) which otherwise would reasonably be expected to have a Company Material Adverse Effect;

(b)           there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable, to the Offer or the Merger, or any other action shall be taken that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

(c)           since the date of the Agreement, there shall have occurred any events or changes which have had, which are deemed to have had, or which would reasonably be expected to have or constitute, individually or in the aggregate, a Company Material Adverse Change or a Company Material Adverse Effect;

(d)           an Adverse Recommendation Change shall have occurred;

(e)           (i) any representation or warranty of the Company contained in Section 3.3 shall not be true and correct in all but de minimis respects (except for any such representation or warranty made as of a specified date, which shall not be true and correct in all but de minimis respects as of such date), (ii) any of the representations and warranties of the Company contained in Section 3.4, 3.5, or 3.6 that is qualified as to materiality or by reference to Company Material Adverse Effect or Company Material Adverse Change shall not be true and correct in all respects, or any such representation or warranty that is not so qualified shall not be true and correct in all material respects, in each case as of the date of the Agreement and at all times prior to the consummation of the Offer as if made at and as of such time (except that any such representation or warranty that is made as of a specified date that is qualified as to materiality or by reference to Company Material Adverse Effect or Company Material Adverse Change shall be true and correct in all respects as of such specified date, and any such representation or warranty that is made as of a specified date that is not so qualified shall be true and correct in all material respects as of such specified date) or (iii) any other representation or warranty of the Company in the Agreement (without regard to materiality or Company Material Adverse Effect or Company Material Adverse Change qualifiers contained therein) shall not be true and correct in all respects, as of the date of the Agreement or at any time prior to the consummation of the Offer as if made at and as of such time (other than any such representation or warranty that is made as of a specified date, which shall be true and correct in all respects as of such specified date), except where the failure to be so true and correct, either individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect;

(f)            the Company shall have breached or failed, in any material respect, to perform or to comply with any agreement or covenant to be performed or complied with by it under the Agreement; and

(g)           the Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the benefit of Parent and the Purchaser, may be asserted by Parent or the Purchaser regardless of the circumstances giving rise to such condition, and may be waived by Parent or the Purchaser in whole or in part at any time and from time to time in the sole discretion of Parent or the Purchaser, subject in each case to the terms of the Agreement.  The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

The capitalized terms used herein shall have the meanings set forth in the Agreement and Plan of Merger to which this Annex I is annexed.